  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1996
                                                    REGISTRATION NO. 333-15447

=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                    ------
                                Post-Effective
                              Amendment No. 1 to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                    ------
                              INTELLICELL CORP.
            (Exact name of registrant as specified in its charter)

           Delaware                              5065                         95-4467726
 (state or other jurisdiction         (Primary standard industrial         (I.R.S. employer
of incorporation or organization)       classification number)           identification number)

                           6929 Hayvenhurst Avenue
                              Van Nuys, CA 91406
                                (818) 906-7777
   (Address, including zip code, and telephone number, including area code, of registrant's principal place of business and executive offices)
                                    ------

                             Ben Neman, President
                              Intellicell Corp.
                           6929 Hayvenhurst Avenue
                              Van Nuys, CA 91406
                                (818) 906-7777
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    ------

                                  Copies to:

         Robert J. Mittman, Esq.               Mitchell C. Littman, Esq.
          Tenzer Greenblatt LLP             Littman Krooks Roth & Ball P.C.
          405 Lexington Avenue                     655 Third Avenue
        New York, New York 10174               New York, New York 10017
      Telephone No. (212) 885-5000           Telephone No. (212) 490-2020
      Telecopier No. (212) 885-5001          Telecopier No. (212) 490-2990
                                       ------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                    ------

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

                            CROSS-REFERENCE SHEET

             PURSUANT TO ITEM 501(B) OF REGULATION S-K UNDER THE
                      SECURITIES ACT OF 1933, AS AMENDED

              Item in Part I of Form S-1                          Caption and Subscription in Prospectus
 -----------------------------------------------------   ---------------------------------------------------------
 1. Forepart of the Registration Statement and Outside
    Front Cover Page of Prospectus  ................... Facing page of Registration Statement; Outside Front Cover
                                                        Page of Prospectus
 2. Inside Front and Outside Back Cover Pages of
    Prospectus  ....................................... Inside Front and Outside Back Cover Pages of Prospectus
 3. Summary Information; Risk Factors and Ratio of
    Earnings to Fixed Charges  ........................ Prospectus Summary; Risk Factors
 4. Use of Proceeds  .................................. Use of Proceeds
 5. Determination of Offering Price  .................. Outside Front Cover Page of Prospectus; Underwriting
 6. Dilution  ......................................... Risk Factors; Dilution
 7. Selling Securityholders  .......................... Not applicable
 8. Plan of Distribution  ............................. Outside Front Cover Page of Prospectus; Underwriting; Selling
                                                        Stockholders and Plan of Distribution
 9. Description of Securities to be Registered  ....... Outside Front Cover Page of Prospectus; Prospectus Summary;
                                                        Description of Securities
10. Interests of Named Experts and Counsel  ..........  Legal Matters; Experts
11. Information with Respect to the Registrant  ......  Prospectus Summary; Risk Factors; Dilution; Dividend Policy:
                                                        Capitalization; Selected Financial Data; Management's
                                                        Discussion and Analysis of Financial Condition and Results
                                                        of Operations; Business; Management; Principal Shareholders;
                                                        Certain Transactions; Description of Securities; Shares
                                                        Eligible for Future Sale; Financial Statements
12. Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities  ..  Not applicable.

                               2,000,000 SHARES

                                    [LOGO]

                                 COMMON STOCK
                                    ------

   Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. The Common Stock will be quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FONE" and on the Boston Stock Exchange under the symbol "FNE." For a discussion of the factors considered in determining the offering price, see "Underwriting."

   Brightpoint, Inc. ("Brightpoint") has agreed to convert $1,000,000 principal amount of a promissory note issued by the Company (the "Brightpoint Note") into 223,464 shares of unregistered Common Stock upon consummation of this offering.
                                    ------

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF
    RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" ON PAGE 6
                               AND "DILUTION."
                                    ------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                              Price          Underwriting         Proceeds
                                to          Discounts and            to
                             Public         Commissions(1)        Company(2)
-------------------------------------------------------------------------------
Per Share  ..............      $5.00             $.40                $4.60
-------------------------------------------------------------------------------
Total(3)  ...............   $10,000,000        $800,000           $9,200,000
===============================================================================

(1) In addition, the Company has agreed to pay to Sands Brothers & Co., Ltd., as representative of the several underwriters (the "Representative"), a 2 1/2 % nonaccountable expense allowance, to sell to the Representative warrants to purchase up to 200,000 shares of Common Stock (the "Representative's Warrants"), and to grant the Representative a right of first refusal in connection with future financings. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses, including the nonaccountable expense allowance in the amount of $250,000 ($287,500, if the Underwriters' over-allotment option is exercised in full), estimated at $1,050,000, payable by the Company.

(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock, on the same terms set forth above, solely for the purpose of covering over-allotments. If such option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $11,500,000, $920,000 and $10,580,000, respectively. See "Underwriting."
                                      ------
   The shares of Common Stock are being offered, subject to prior sale, when, as and if delivered to and accepted by the several Underwriters and subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor at the offices of the Representative, New York, New York, on or about December 23, 1996.
                                    ------

                          SANDS BROTHERS & CO., LTD.

               The date of this Prospectus is December 17, 1996

                                             [Photograph of Company's Warehouse]




              [Photograph of cellular phones and packaging] [LOGO]




                    [Photograph of proprietary accessory products and packaging]














   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all per share data and information in this Prospectus relating to the number of shares of Common Stock outstanding have been adjusted to give effect to
(i) a 10,150-for-1 stock split in October 1996 and, upon consummation of this offering (ii) the issuance of 223,464 shares of Common Stock upon conversion of the Brightpoint Note and (iii) the repurchase by the Company of 36,000 shares of Common Stock from Ben Neman, Chairman, President and Chief Executive Officer of the Company, in consideration of the cancellation of $180,000 of indebtedness owed by Mr. Neman to the Company (the "Stock Repurchase"), and assumes no exercise of the Underwriters' over-allotment option to purchase an additional 300,000 shares of Common Stock from the Company. See "Underwriting."

                                 THE COMPANY

   Intellicell Corp. (the "Company") is engaged in the wholesale distribution of wireless communications products. The Company offers cellular telephones and accessories from leading manufacturers featuring brand names such as AT&T, Audiovox, Ericsson, Mitsubishi, Motorola, Nokia, NEC, OKI, Panasonic, Pioneer and Sony. The Company also offers a proprietary line of accessory products under the Intellicell(R) name. The Company has developed a customer base of more than 1,600 wholesalers, carriers, agents, dealers and retailers. During the past two years, the Company has grown rapidly, with revenues increasing from approximately $49,664,000 for the nine months ended September 30, 1995 to approximately $65,989,000 for the nine months ended September 30, 1996, and with pro forma net income increasing from approximately $99,000 to approximately $497,000 during the same period.

   The Company's objective is to capitalize on wireless communications opportunities in markets in which the Company believes it can achieve significant growth. The Company intends to implement its highly focused business strategy by (i) offering a broad product selection, (ii) emphasizing its accessory product line, (iii) targeting emerging foreign markets, (iv) establishing strategic relationships and (v) expanding through acquisitions. The Company believes that the diversity of its brand name product lines, its proprietary accessory products and its distribution capabilities position it to capitalize on the rapidly expanding markets for wireless communication products and services.

   The markets for wireless products and services have grown substantially in recent years as advances in system technology and wireless communications equipment, combined with lower retail prices, have resulted in increased demand for wireless products and services and increasing use of such products and services primarily for personal rather than business reasons. According to industry sources, the number of cellular subscribers in the United States has increased from approximately 3.5 million in 1990 to more than 37.6 million in 1996, growing by more than 3.8 million in the first six months of 1996 alone. The number of cellular and personal communication services ("PCS") subscribers in the United States is projected to reach approximately
89.3 million by the year 2000. The number of worldwide cellular subscribers has also increased and many countries with emerging economies, including countries in Latin America, represent fast-growing markets. These markets present attractive expansion opportunities, and management is focused on maximizing product penetration in new and existing geographic markets in the United States and abroad.

   Industry sources indicate that the emergence of new wireless communications technologies and services, such as digital cellular technology, PCS and satellite communications systems, will increase demand for wireless communications products and services upon widespread commercial introduction. Management believes that the emergence of new wireless technologies will result in the proliferation of new wireless voice and data products and a significant product replacement cycle. The Company currently distributes cellular products for several of the manufacturers expected to compete in new and emerging wireless communications markets, and believes that its relationships with equipment manufacturers, wholesalers and other potential providers of emerging wireless products will position it to capitalize on evolving industry standards and trends.

   The Intellicell line of accessory products consists principally of batteries, battery eliminators, conditioner and plug-in chargers, cases, antennas and "hands-free" kits. Management plans to focus the Company's marketing efforts on increasing sales and brand name recognition of higher-margin, proprietary accessory products. The Company is targeting emerging foreign markets in which low market penetration, economic growth, high population density and the limited availability and quality of land line service create the potential for significant growth opportunities. The Company also intends to pursue opportunities by seeking to enter into marketing and distribution alliances and by making acquisitions of businesses which the Company believes will enhance its prospects. In October 1996, the Company entered into a non-exclusive agreement with Brightpoint, a leading worldwide distributor of wireless communications products, pursuant to which the Company will market its proprietary line of accessory products through Brightpoint. Although the Company has identified potential areas for expansion, there can be no assurance that the Company will be able to successfully expand its operations.


   The Company was organized under the laws of the State of California in March 1994 under the name Cellular Telecom Corporation, as successor to the wholesale distribution business of Cellular Telecom Partnership (the "Partnership"), a general partnership organized in 1991. The Company reincorporated under the laws of the State of Delaware and changed its name to Intellicell Corp. in November 1996. The Company's principal executive offices are located at 6929 Hayvenhurst Avenue, Van Nuys, California 91406, and its telephone number is (818) 906-7777. Unless otherwise indicated, all references in this Prospectus to the Company include the wholesale operations of the Partnership prior to March 1994. See "Certain Transactions."


                                 THE OFFERING

Common Stock offered...........  2,000,000 shares

Common Stock to be outstanding
  after the offering(1)........  4,217,464 shares


Use of Proceeds................  The Company intends to use the net proceeds of this offering to repay indebtedness; to finance increased levels of inventories and accounts receivable; and the balance for working capital and general corporate purposes. See "Use of Proceeds."


Risk Factors...................  The securities offered hereby involve a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution."


Nasdaq symbol..................  FONE

Boston Stock Exchange symbol...  FNE

------
(1) Includes 223,464 shares issuable upon the conversion of the Brightpoint Note upon consummation of this offering. Does not include (i) 200,000 shares of Common Stock reserved for issuance upon exercise of the Representative's Warrants; (ii) an aggregate of 256,250 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's Stock Option Plan (the "Plan"); (iii) an aggregate of 203,750 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Plan; (iv) 65,000 shares issuable upon exercise of options granted outside of the Plan; (v) 36,000 shares of Common Stock to be repurchased by the Company pursuant to the Stock Repurchase upon consummation of this offering; and (vi) 15,000 shares of Common Stock reserved for issuance upon exercise of warrants (the "CIT Warrants") to be issued to The CIT Group/Credit Finance, Inc. ("CIT") upon consummation of this offering. See "Management -- Stock Option Plan," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Underwriting."

                        SUMMARY FINANCIAL INFORMATION
               (in thousands, except share and per share data)

   The summary financial information set forth below is derived from the financial statements appearing elsewhere in this Prospectus. Such information should be read in conjunction with such financial statements, including the notes thereto.

STATEMENT OF INCOME DATA:

                                                                                              Nine Months
                                                    Year Ended December 31,               Ended September 30,
                                           ----------------------------------------   --------------------------
                                               1993          1994           1995          1995          1996
                                            -----------   -----------    -----------   -----------   -----------
Net sales  .............................. $   20,496    $   56,447     $   69,850    $   49,664    $   65,989
Net income (loss)  ......................        (22)          437            402           171           833
Pro forma net income(loss)(1)  ..........        (19)          257            236            99           497
Pro forma net income (loss) per share(1)        (.01)          .13            .12           .05           .24
Weighted average number of common shares
  outstanding ...........................  2,030,000     2,030,000      2,030,000     2,030,000     2,030,000


BALANCE SHEET DATA:



                                              September 30, 1996
                                  --------------------------------------------
                                  Actual      Pro Forma(2)     As Adjusted(3)
                                  --------     ------------     --------------
Working capital (deficiency)      $  (150)       $   307           $ 8,953
Total assets  ...............      15,610         15,067            19,446
Short-term debt  ............       4,771          3,771                --
Total liabilities  ..........      14,863         13,863            10,092
Stockholders' equity  .......         747          1,204             9,354



------
(1) The Company has elected to be treated as an S corporation and, accordingly, is not subject to federal or state income taxes. Pro forma net income amounts assume that the Company was subject to federal and state income taxes and taxed at the rates in effect for the periods presented. The Company's election to be treated as an S corporation will terminate upon the consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note J to Notes to Financial Statements.

(2) Gives pro forma effect to (i) aggregate S corporation distributions estimated to be $747,000, which the Company intends to make to its current stockholder prior to the consummation of this offering, (ii) the reclassification of undistributed S corporation earnings (estimated to be $80,000) to additional paid-in capital upon the termination of the Company's status as an S corporation, (iii) the recognition of a deferred tax asset in the amount of $204,000 resulting from the termination of the Company's S corporation status, (iv) the conversion of $1,000,000 principal amount of the Brightpoint Note into 223,464 shares of Common Stock and (v) the Stock Repurchase, all of which will be effected upon the consummation of this offering. The foregoing adjustments are collectively referred to as the "Pro Forma Adjustments." See Note M to Notes to Financial Statements.

(3) As adjusted to give effect to the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   The shares offered hereby involve a high degree of risk. Each prospective investor should carefully consider the following risk factors before making an investment decision.


   Absence of Substantial Profitability; Future Operating Results. Since inception, the Company has operated on a high-volume, low-margin basis and has achieved limited profitability. The Company's operating expenses have increased and can be expected to increase significantly in connection with the Company's proposed expansion, which will require the Company to make substantial up-front expenditures to finance increased levels of inventories and accounts receivable and increase marketing efforts. Accordingly, the Company's future profitability will depend upon corresponding increases in revenues from operations. A recent trend by original equipment manufacturers to reduce prices of cellular products has had and could continue to have an adverse effect on the Company's profit margins. Future events, including unanticipated expenses, increased price competition, unfavorable economic conditions, product returns and recalls and uncollectible accounts, could have a material adverse effect on the Company's operating results. There can be no assurance that the Company's operations will continue to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.


   Risks Associated with Expansion and Possible Acquisitions. The Company has achieved significant growth which has placed and is expected to continue to place a strain on its management, administrative, operational, financial, management information systems and other resources. The Company's continued expansion will be largely dependent upon its ability to maintain its operating and profit margins; secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms; hire and retain skilled marketing and other personnel; and successfully manage growth (including monitoring operations, controlling costs and maintaining effective management, inventory and credit controls). The Company has limited experience in effectuating rapid expansion and there can be no assurance that the Company will be able to successfully expand its operations or manage growth. The Company's growth prospects will be significantly affected by its ability to continue to successfully develop and maintain relationships with leading manufacturers and dealers of cellular products. The Company's prospects could be adversely affected by a decline in the cellular industry generally or in particular geographic markets or related market segments, which could result in reduction or deferral of expenditures by prospective customers. The Company intends to pursue opportunities by seeking to enter into marketing and distribution alliances and by making acquisitions of businesses which the Company believes will enhance its prospects. While the Company has from time to time evaluated possible acquisition opportunities, as of the date of this Prospectus, the Company has no plans, agreements, commitments, understandings or arrangements with respect to any such acquisition. There can be no assurance that the Company will ultimately effect any acquisition or that the Company will be able to successfully integrate into its operations any business which it may acquire. Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company. Pursuant to the Company's loan agreement with CIT, the Company may not merge with or acquire an interest in any entity without the prior written consent of CIT, which consent shall not be unreasonably withheld. See "Use of Proceeds" and "Business -- Strategy."

   Dependence on Principal Suppliers. The Company is dependent on third-party equipment manufacturers and distributors for all of its supply of cellular telephones and accessories. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, the Company's four largest suppliers accounted for approximately 62.2%, 67.0% and 55.4%, respectively, of product purchases. For the year ended December 31, 1995, Brightpoint, CellStar Corporation ("CellStar"), Unplugged Communications and Best Cellular Distributors ("Best Cellular"), accounted for approximately 28.3%, 13.7%, 13.6% and 11.4%, respectively, of product purchases, with Brightpoint, Best Cellular, CellStar and Pro-Link USA accounting for approximately 27.0%, 10.8%, 9.7% and 7.8%, respectively, of product purchases for the nine months ended September 30, 1996. The Company is dependent on the ability of its suppliers to provide adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. The Company generally does not maintain supply agreements and purchases products pursuant to purchase orders placed from time to time in the ordinary course of business. There can be no assurance that suppliers will continue to offer competitive products to the Company on favorable terms or that the Company will not be subject to the risk of price fluctuations and peri-odic delays. Failure or delay by principal suppliers in supplying competitive products to the Company on favorable terms would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis. See "Business -- Suppliers" and "-- Competition."

   Intense Industry Competition. The markets for wireless communications products are characterized by intense price competition and significant price erosion over the life of a product. The Company competes with numerous well-established wholesale distributors and manufacturers of wireless equipment, including the Company's customers and suppliers, as well as with providers of cellular services, many of which possess greater financial, marketing, personnel and other resources than the Company. Brightpoint and CellStar, two of the Company's principal suppliers, are two of the Company's primary competitors. Certain of these competitors have the financial resources necessary to enable them to withstand substantial price competition and implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets and introduce new products. The cellular distribution industry is also characterized by low barriers to entry and frequent introduction of new products. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current vendor relationships and anticipate and respond to various competitive factors affecting the industry, including new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions (particularly recessionary conditions adversely affecting consumer spending), discount pricing and promotional strategies by carriers and consolidating trends in the industry. There can be no assurance that the Company will be able to continue to compete successfully, particularly as domestic cellular markets mature and the Company seeks to enter into new markets and market new products. See "Business -- Competition."

   Dependence on Sales of Cellular Telephones; Increasing Sales Concentration and Accounts Receivable; Collection and Credit Risks. A substantial portion of the Company's revenues are derived from the sale of cellular telephones, a decline in the sale of which would have an adverse effect on the Company. For the year ended December 31, 1995 and the nine months ended September 30, 1996, approximately 80.0% and 83.4%, respectively, of the Company's revenues were derived from sales of cellular telephones. An increasing portion of the Company's revenues has been derived from a limited customer base. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, sales of cellular products to the Company's five largest customers accounted for approximately 50.5%, 48.7% and 51.8%, respectively, of the Company's revenues. For the year ended December 31, 1995, sales of cellular products to Downtown Cellular Distributors ("Downtown Cellular") and Brightpoint accounted for approximately 24.7% and 10.4%, respectively, of the Company's revenues. For the nine months ended September 30, 1996, Brightpoint and Downtown Cellular accounted for approximately 18.2% and 17.8%, respectively, of the Company's revenues. The loss of these customers or other principal customers could have a material adverse effect on the Company's financial condition and results of operations. The Company's accounts receivable, less allowance for doubtful accounts, at September 30, 1996 were approximately $6,079,000, as compared to approximately $4,607,000, at December 31, 1995. At September 30, 1996, the Company's allowance for doubtful accounts was $511,000, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on the Company's liquidity and working capital position. For the year ended December 31, 1995 and the nine months ended September 30, 1996, approximately 63.5% and 79.5%, respectively, of the Company's sales were made on open account terms. In connection with the Company's proposed expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risk, particularly in the event that any such receivables represent sales to a limited number of customers or are concentrated in foreign markets, and could require the Company to continually increase its allowance for doubtful accounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

   Evolving Industry Standards and Trends and Rapid Technological Change. The markets for wireless communications products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's marketing strategy and ultimate success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. In connection with the Company's proposed expansion, the Company intends to make increased commitments of capital to purchase product inventories. Increased concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of cellular products will not market products which have perceived advantages over the Company's products or which render the products currently sold by the Company obsolete or less marketable. In addition, the use of alternative wireless communications technologies, including PCS and satellite communications systems, which are expected to compete with cellular systems, may reduce demand for existing cellular products. The Company expects that companies which have developed or are developing new technologies or products in related market segments will commercialize technologies which would compete with or replace existing cellular technology. Certain of such technologies, upon widespread commercial introduction, could materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies or that product obsolescence will not result in significant unsold inventories. Moreover, complex hardware and software contained in new cellular and PCS equipment could contain defects which become apparent subsequent to widespread commercial use resulting in product recalls and returns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

   Allocation of Proceeds to Repay Indebtedness; Loan Covenants and Security Interests; Personal Guarantee. In order to finance the Company's expanded operations, in June 1996, the Company entered into a loan agreement with The CIT Group/Credit Finance, Inc. ("CIT"), which provides for borrowings under a revolving line of credit of up to $7.5 million. Pursuant to the terms of the loan agreement, the Company is required to use a portion of the proceeds of this offering to repay all amounts outstanding under its line of credit. At November 30, 1996, the Company had approximately $4.1 million outstanding under its agreement with CIT. All of the Company's assets (including inventory and receivables) are pledged to CIT as collateral, and the Company is prohibited from incurring additional indebtedness, which could, under certain circumstances, limit the Company's ability to implement its proposed expansion. In addition to financial covenants requiring the Company to maintain a tangible net worth of $4.5 million and working capital of $1.5 million following the consummation of this offering, the Company's loan agreement with CIT limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens or security interests on the Company's assets and entering into transactions with affiliates. The agreement also contains default provisions, including in the event that Ben Neman, Chairman, President and Chief Executive Officer of the Company, ceases to own a controlling interest in the Company or ceases to be the Chief Executive Officer, the indictment of either the Company or Mr. Neman and in the event CIT in good faith believes that the prospect of payment or performance is materially impaired. In the event of a violation by the Company of any of its loan covenants or other default by the Company on its obligations, CIT could elect to declare the Company's indebtedness to be immediately due and payable and foreclose on the Company's assets. There can be no assurance that the Company will continue to comply with the terms of its loan agreement with CIT in the future.

   Ben Neman, Chairman, President and Chief Executive Officer of the Company, has personally guaranteed up to $500,000 of the Company's indebtedness owing to CIT, which will be released in June 1997, provided that the Company has maintained a $4.5 million tangible net worth. Neither Mr. Neman nor any other person has any obligation to make personal guarantees available to the Company in the future. There can be no assurance that any such personal guarantees will be available to the Company in the future or that the absence of any personal guarantees will not adversely affect the Company's ability to make future borrowings. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Possible Need for Additional Financing. The Company is dependent on and intends to use the proceeds of this offering to implement its proposed expansion. Based on currently proposed plans and assumptions relating to its operations, the Company anticipates that the proceeds of this offering, together with projected cash flow from operations and available cash resources, including its line of credit, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's assumptions change or prove to be inaccurate or if the proceeds of this offering, cash flow and available cash resources prove to be insufficient to fund operations (due to unanticipated expenses, difficulties, problems or otherwise), the Company may be required to seek additional financing or curtail its expansion activities. The Company may in the future determine, depending upon the opportunities available to it, to seek additional debt or equity financing to fund the cost of continuing expansion. To the extent that the Company obtains equity financing or finances an acquisition with equity securities, any such issuance of equity securities could result in dilution to the interests of the Company's stockholders. Additionally, to the extent that the Company incurs additional indebtedness or issues debt securities in connection with an acquisition, the Company will be subject to risks associated with incurring substantial additional indebtedness including the possibility that cash flow may be insufficient to pay principal and interest on any such indebtedness. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Broad Discretion in Application of Proceeds. Approximately $1,050,000 (12.9%) of the estimated net proceeds from this offering has been allocated to working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

   Foreign Trade Risks. Sales of cellular products to customers in foreign markets, primarily in Israel and Latin America, have accounted for an increasing portion of the Company's revenues. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, sales of cellular products to customers in foreign markets accounted for approximately
 .4%, .4% and 4.6%, respectively, of the Company's revenues. The Company is seeking to increase product sales in foreign markets and believes that such markets present significant growth opportunities. There can be no assurance that the Company will be able to do so or that any such markets will ultimately prove to be viable. To the extent that the Company is able to successfully increase its foreign sales, it will become increasingly subject to risks inherent in foreign trade, including increased credit risks, customs duties and import quotas and other trade restrictions, fluctuations in foreign currency exchange rates, shipping delays, failure or material interruption of cellular systems and services and international political, regulatory and economic developments, all of which, particularly in light of the historical and political instability of many countries in Latin America and the Middle East, could have a material adverse effect on the Company. Although all foreign sales are currently made in United States dollars, an increase in the value of the dollar in relation to foreign currencies may nevertheless have an adverse effect on potential demand for cellular products. The Company currently does not intend to engage in foreign currency transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

   Possible Fluctuations in Operating Results; Seasonality. The Company's operating results may vary from period to period as a result of purchasing patterns of potential customers, the timing of introduction of new products by the Company's suppliers and competitors, variations in sales by distribution channels, product availability and pricing and the seasonal nature of the Company's business. Sales of the Company's products are seasonal, with peak product shipments occurring in the third and fourth quarters. Unanticipated events, including delays in securing adequate inventories of competitive products at the time of peak sales, or significant decreases in sales during such periods, could result in losses which would not be easily reversed before the following year. There can be no assurance that the foregoing factors will not result in significant fluctuations in operating results in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Dependence on Foreign Manufacturers. The Company currently obtains all of its proprietary accessory products from several manufacturers in Taiwan and is dependent on such manufacturers to provide sufficient quantities of products on favorable terms. The Company does not maintain agreements with any such manufacturer. Failure or delay by such manufacturers in supplying accessory products to the Company would have an adverse effect on the Company. In addition, Taiwan may from time to time impose duties, tariffs, quotas or other restrictions on exports or the United States may impose increased import duties or tariffs on the import of products, which could adversely affect the Company's operations. The Company currently pays import duties of between 2.4% and 5.9% of the cost of its accessory products. See "Business -- Suppliers."

   Possible Adverse Effect of Trade Sanctions. The United States has from time to time been involved in trade disputes relating to, among other things, the opening of certain international markets to products (including cellular telephones) manufactured in the United States. Although the Company believes that the United States has resolved such disputes, there can be no assurance that trade disputes will not arise in the future or that the United States will not impose tariffs on cellular products and components manufactured abroad. Any imposition of significant tariffs on such products and components manufactured abroad, resulting in increased product costs, would reduce the Company's operating margins and possibly render the marketing of such products uneconomical. See "Business."

   Possible Medical Risks Associated with Portable Cellular Telephones. Lawsuits have been filed against manufacturers of cellular telephones alleging possible medical risks, including brain cancer, associated with electromagnetic fields emitted by portable hand-held cellular telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by portable cellular telephones has on human cells. The Company recognizes, however, that the perception that health risks may exist could adversely affect the Company's ability to market portable cellular telephone products. Inasmuch as a substantial portion of the Company's revenues is derived from sales of portable cellular telephones, future studies confirming possible health risks associated with the use of such products could have a material adverse effect on the cellular communications industry and the Company. As a distributor of cellular telephones, the Company may be subject to lawsuits filed by plaintiffs alleging health risks. A successful claim against the Company could have a material adverse effect on the Company. See "Business."

   Trademark Litigation. The Company currently holds a federal trademark registration for the name "Intellicell" for use in connection with wireless accessory products. The Company's rights in this name may be a significant part of the Company's business. In October 1996, ArrayComm Incorporated filed an action against the Company in United States District Court for the Northern District of California seeking a judgment to cancel the Company's trademark registration. Plaintiff alleges, among other things, that the Company's use of its trademark infringes the use of plaintiff's mark Intellicell in connection with signal producing hardware and software for wireless communications systems. The action is in a preliminary stage and the Company is unable to determine the ultimate outcome of the action. Although the Company intends to vigorously defend this action, there can be no assurance that such action will be resolved in a manner favorable to the Company. In the event that it is determined that the Company is unable to use its trademark, the Company would be required to devote resources to establishing a new trademark and redesigning the packaging of its proprietary accessory products, and the loss of such trademark could result in a decline in revenues derived from sales of such products. For the year ended December 31, 1995 and the nine months ended September 30, 1996, approximately 5.6% and 2.7%, respectively, of the Company's revenues were derived from sales of proprietary accessory products. See "Business -- Trademark."


   Limited Management; Dependence on Key Personnel. The success of the Company is largely dependent on the personal efforts of Ben Neman, its Chairman, President and Chief Executive Officer, and James Bunting, its Executive Vice President, Chief Operating Officer and Chief Financial Officer, its only executive officers, and other key personnel. Although the Company has entered into employment agreements with each of Messrs. Neman and Bunting, the loss or interruption of the services of such individuals or other key employees could have a material adverse effect on the Company's business and prospects. The Company intends to obtain "key-man" insurance in the amount of $1 million on the life of Mr. Neman following the consummation of this offering. The success of the Company will also be dependent upon its ability to hire and retain additional qualified sales, marketing and other personnel. Competition for qualified personnel in the cellular distribution industry is intense, and there can be no assurance that the Company will be able to hire or retain additional qualified personnel. See "Management."

   Control by Current Stockholder. Upon consummation of this offering, Mr. Neman will own approximately 47.3% of the Company's outstanding Common Stock. Accordingly, Mr. Neman will be able to control the Company, elect all of the Company's directors, increase the authorized capital, dissolve, merge, or sell the assets of the Company and generally direct the affairs of the Company. See "Management" and "Principal Stockholders."


   Indemnification and Exculpation Provisions. The Company's Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permitted by Delaware law. In addition, under the Company's Certificate of Incorporation, no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the Com-pany or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. As a result of such provisions in the Certificate of Incorporation and the By-Laws of the Company, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its stockholders. See "Management -- Indemnification and Exculpation Provisions."

   Authorization and Discretionary Issuance of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Management" and "Description of Securities -- Preferred Stock."

   No Cash Dividends. The Company has not paid any cash dividends on its Common Stock (other than S corporation distributions made to its current stockholders) and does not expect to declare or pay any cash dividends in the foreseeable future. The payment of cash dividends is restricted under the terms of the Company's loan agreement with CIT. See "Dividend Policy."

   Shares Eligible for Future Sale; Registration Rights. Upon completion of this offering, the Company will have outstanding 4,217,464 shares of Common Stock, of which the 2,000,000 shares of Common Stock being offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 2,217,464 shares outstanding are "restricted securities" (as that term is defined under Rule 144 promulgated under the Securities Act). Such restricted shares are eligible for sale under such rule at various times commencing 90 days from the date of this Prospectus. All of the Company's officers, directors and securityholders have agreed not to sell or otherwise dispose of any securities for a period of twelve months following the date of this Prospectus, without the prior consent of the Representative. In addition, the Company has granted certain demand and "piggy-back" registration rights to CIT and the Representative with respect to an aggregate of 215,000 shares issuable upon exercise of warrants. The Company also has agreed to file a registration statement under the Securities Act following the first anniversary of the date of this Prospectus covering 217,000 outstanding shares of Common Stock underlying options granted by Mr. Neman to an employee of the Company (sales of which will be subject to certain volume limitations) and 223,464 shares of Common Stock issuable upon conversion of the Brightpoint Note. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Management," "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

   Immediate and Substantial Dilution. This offering involves an immediate and substantial dilution of $2.89 (57.8%) per share between the pro forma net tangible book value per share of Common Stock and the initial public offering price. See "Dilution."

   No Assurance of Public Market; Determination of Offering Price; Possible Volatility of Market Price for the Common Stock. Prior to this offering there has been no public trading market for the Common Stock. Consequently, the initial offering price of the Common Stock has been determined by negotiations between the Company and the Representative. In addition, there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The market price for the Common Stock following this offering may be highly volatile. Factors such as the Company's operating results and announcements by the Company or its competitors concerning technological innovations or new products may have a significant impact on the market price for the Common Stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. See "Underwriting."


   Possible Delisting of Securities from Nasdaq System; Risks Relating to Low-Priced Stocks. The Company's Common Stock has been approved for listing on the Nasdaq SmallCap Market upon the completion of this offering. In order to continue to be listed on Nasdaq, however, the Company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share; provided, however, that if the Company falls below such minimum bid price, it will remain eligible for continued inclusion on Nasdaq if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. Nasdaq has recently proposed new maintenance criteria which, if implemented, would eliminate the exception to the $1.00 per share minimum bid price and require, among other things, $2,000,000 in net tangible assets, $1,000,000 market value of the public float and adherence to certain corporate governance provisions. The failure to meet these maintenance criteria in the future may result in the delisting of the Common Stock from Nasdaq, and trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to fall below $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

   Representative's Potential Influence on the Company. The Company has agreed, for a period of three years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, as a non- voting advisor to the Company's Board of Directors. The Company has agreed to facilitate the foregoing. The election of such designee may enable the Representative to exert influence on the Company. The Representative has not yet exercised its right to designate such a person. See "Underwriting."

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $8,150,000 ($9,492,500 if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds (assuming no exercise of the Underwriters' over-allotment option) approximately as follows:


                                                                Approximate
                                            Approximate        Percentage of
Application of Proceeds                    Dollar Amount        Net Proceeds
-----------------------                   ---------------     ---------------
Repayment of indebtedness(1)  ........       $4,100,000             50.3%
Expansion activities(2)  .............        3,000,000             36.8
Working capital and general corporate
  purposes(3) ........................        1,050,000             12.9
                                           ---------------     ---------------
  Total  .............................       $8,150,000            100.0%
                                           ===============     ===============


------
(1) The Company intends to use a portion of the net proceeds of this offering to repay all amounts outstanding under its revolving line of credit with CIT, permitting it to utilize the full borrowing availability under the line of credit. Borrowings under the line of credit vary daily based on the Company's working capital requirements. At November 30, 1996, approximately $4.1 million was outstanding under the line of credit. Interest accrues on advances made under the line of credit at the prime rate established by Chase Manhattan Bank from time to time plus 1.75% per annum. The Company's line of credit with CIT expires in June 1998. Advances under the line of credit have been used to finance the Company's increased level of business. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

(2) The Company expects to use such proceeds in connection with its proposed expansion, including to finance increased levels of inventories and accounts receivable. The Company anticipates that the proceeds of this offering will fund the Company's expanded operations and allow it to finance inventory purchases at reduced costs. The amount of proceeds used to finance accounts receivable will depend upon the Company's ability to increase its revenues and offer open account terms. In addition, in order to accommodate future growth, the Company intends to use approximately $200,000 of the proceeds to relocate its warehouse to larger facilities.

(3) The Company will use a portion of the proceeds of this offering allocated to working capital to pay $215,769 of principal and accrued interest outstanding under the Brightpoint Note. The Brightpoint Note bears interest at the rate of 9.1% per annum and is due on December 31, 1996. The Company may also use a portion of the proceeds allocated to working capital to enter into marketing and distribution alliances or to acquire businesses which the Company believes will enhance its business prospects. While the Company has from time to time evaluated possible acquisition opportunities, as of the date of this Prospectus, the Company has no agreements, commitments, understandings or arrangements with respect to any acquisition.


   If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds of approximately $1,342,500, which will be added to working capital.

   The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that the proceeds of this offering, together with projected cash flow from operations and available cash resources, including its revolving line of credit, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this offering, cash flow and available cash resources otherwise prove to be insufficient to fund operations (due to unanticipated expenses, difficulties, problems or otherwise), the Company may be required to seek additional financing sooner than anticipated or curtail its expansion activities. There can be no assurance that additional financing will be available to the Company, if required, on acceptable terms, or at all.

   Proceeds not immediately required for the purposes set forth above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other interest-bearing investments.

                               DIVIDEND POLICY

   To date, the Company has not declared or paid any dividends on its Common Stock (other than S corporation distributions to its current stockholder) and does not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. The payment of cash dividends is restricted under the terms of the Company's loan agreement with CIT. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   DILUTION

   The difference between the public offering price per share of Common Stock and the pro forma net tangible book value per share after the offering constitutes the dilution to investors in this offering. Pro forma net tangible book value (after giving effect to Pro Forma Adjustments) is determined by dividing the pro forma net tangible book value of the Company (total pro forma tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

   At September 30, 1996, the pro forma net tangible book value of the Company was $267,000, or approximately $.12 per share of Common Stock. After giving effect to the sale of the shares of Common Stock being offered hereby (less underwriting discounts and commissions and estimated expenses of this offering) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at September 30, 1996 would have been $8,913,000, or approximately $2.11 per share, representing an immediate increase in pro forma net tangible book value of $1.99 per share to existing stockholders and an immediate dilution of $2.89 (57.8%) per share to new investors.

   The following table illustrates the foregoing information with respect to dilution to new investors on a per share basis:

 Public offering price  ...........................                    $5.00
     Pro forma net tangible book value before
        offering .................................       $ .12
     Increase attributable to new investors  .....        1.99
                                                       -------
Pro forma net tangible book value after offering                        2.11
                                                                       -------
Dilution to new investors  .......................                     $2.89
                                                                       =======

   If the over-allotment option is exercised in full, the net tangible book value after the offering would be approximately $2.27 per share, resulting in dilution to new investors of $2.73.

   The following table sets forth, with respect to existing stockholders and new investors, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share:

                            Shares Purchased          Total Consideration         Average
                        ------------------------   --------------------------   -----------
                                                                                 Price per
                           Number       Percent        Amount       Percent        Share
                         -----------   ---------    -------------   ---------   -----------
Existing stockholders     2,217,464       52.6%     $ 1,000,000        9.1%        $ .45
New investors  .......    2,000,000       47.4%      10,000,000       90.9%         5.00
                         -----------   ---------    -------------   ---------
Total  ...............    4,217,464      100.0%     $11,000,000      100.0%
                         ===========   =========    =============   =========


   The above table gives effect to the conversion of the Brightpoint Note and assumes no exercise of the Underwriters' over-allotment option or outstanding options. If the over-allotment option is exercised in full, the new investors will have paid $11,500,000 for 2,300,000 shares of Common Stock, representing 92.0% of the total consideration for 50.9% of the total number of shares of Common Stock outstanding. See "Underwriting."

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company as of September 30, 1996 and on a pro forma basis to give effect to the Pro Forma Adjustments, and as adjusted to give effect to the sale of the shares of Common stock offered hereby and the application of the estimated net proceeds therefrom. See Note M to Notes to Financial Statements.

                                                                   September 30, 1996
                                                      --------------------------------------------
                                                          Actual       Pro Forma      As Adjusted
                                                       ------------   ------------    -------------
Short-term debt  ...................................    $4,771,000     $3,771,000      $        --
                                                       ============   ============    =============
Stockholders' equity:
     Preferred stock, $.01 par value; 1,000,000
        shares authorized; none issued or
        outstanding ................................    $        --    $        --     $        --
     Common Stock, $.01 par value 15,000,000 shares
        authorized; 2,030,000 issued and
        outstanding; 2,217,464 shares issued and
        outstanding, pro forma; 4,217,464 shares
        issued and outstanding, as adjusted(1) .....        20,000         22,000          42,000
     Additional paid-in capital  ...................        80,000        978,000       9,108,000
     Retained earnings  ............................       827,000        204,000         204,000
     Due from officer  .............................      (180,000)            --              --
                                                       ------------   ------------    -------------
          Total stockholders' equity  ..............       747,000      1,204,000       9,354,000
                                                       ------------   ------------    -------------
          Total capitalization  ....................    $  747,000     $1,204,000      $9,354,000
                                                       ============   ============    =============



------
(1) Does not include (i) 200,000 shares of Common stock reserved for issuance upon exercise of the Underwriters' Warrants; (ii) an aggregate of 256,250 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Plan; (iii) an aggregate of 203,750 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Plan; (iv) 65,000 shares issuable upon exercise of options granted outside of the Plan; and (v) 15,000 shares of Common Stock reserved for issuance upon exercise of the CIT Warrants. See "Management -- Stock Option Plan", "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Underwriting."

                           SELECTED FINANCIAL DATA
               (in thousands, except share and per share data)

   The following selected financial data at and for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 have been derived from the Company's financial statements included elsewhere in this Prospectus and should be read in conjunction with the financial statements and the notes thereto. The selected financial data at and for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1993 are not contained in the Company's financial statements included elsewhere in this Prospectus.

STATEMENT OF INCOME DATA:



                                                                                                              Nine Months
                                                             Year Ended December 31,                       Ended September 30,
                                       -----------------------------------------------------------------  ---------------------
                                          1991         1992          1993          1994         1995         1995        1996
                                       -----------  -----------   -----------   -----------  -----------  -----------  --------
Net sales  .........................   $    2,451   $    8,146    $   20,496    $   56,447   $   69,850   $   49,664    $ 65,989
Cost of sales  .....................        2,383        7,885        19,846        54,402       67,485       47,982      62,852
                                       -----------  -----------   -----------   -----------  -----------  -----------  ---------
Gross profit  ......................           68          261           650         2,045        2,365        1,682       3,137
Selling, general and administrative
  expenses .........................           98          245           647         1,505        1,877        1,442       2,025
                                       -----------  -----------   -----------   -----------  -----------  -----------  ---------
Income (loss) from operations  .....          (30)          16             3           540          488          240       1,112
Other income (expense)  ............           --           --           (25)         (103)         (86)         (69)       (279)
                                       -----------  -----------   -----------   -----------  -----------  -----------  ---------
Net income (loss)  .................   $      (30)  $       16    $      (22)   $      437   $      402   $      171    $    833
                                       ===========  ===========   ===========   ===========  ===========  ===========  =========
Pro forma net income (loss)(1)  ....   $      (26)  $       14    $      (19)   $      257   $      236   $       99    $    497
                                       ===========  ===========   ===========   ===========  ===========  ===========  =========
Pro forma net income (loss) per
 share(1)...........................   $     (.01)  $      .01    $     (.01)   $      .13   $      .12   $      .05    $    .24(2)
                                       ===========  ===========   ===========   ===========  ===========  ===========  =========
Weighted average number of common
 shares outstanding ................    2,030,000    2,030,000     2,030,000     2,030,000    2,030,000    2,030,000   2,030,000
                                       ===========  ===========   ===========   ===========  ===========  ===========  =========


BALANCE SHEET DATA:

                                                   December 31,                        September 30, 1996
                                --------------------------------------------------  ------------------------
                                 1991      1992      1993       1994        1995      Actual    Pro forma(3)
                                -------   ------    --------   --------   --------   --------    ------------
Working capital (deficiency) .   $(13)     $338     $ (151)    $ (175)     $ (243)   $  (150)      $   307
Total assets  ...............     317       952      2,077      7,250       8,604     15,610        15,067
Short-term debt  ............      --        --         --        445       2,490      4,771         3,771
Total liabilities  ..........     320       589      2,212      7,392       8,590     14,863        13,863
Stockholders' equity (capital
  deficiency) ...............      (3)      363       (135)      (142)         14        747         1,204



------
(1) The Company has elected to be treated as an S corporation and, accordingly, is not subject to federal or state income taxes. Pro forma net income amounts assume that the Company was subject to federal and state income taxes and taxed at the rates in effect for the periods presented. The Company's election to be treated as an S corporation will terminate upon the consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note J to Notes to Financial Statements.

(2) Supplemental pro forma net income per share of $.25 is computed by dividing supplemental net income (which includes pro forma net income plus interest expense, net of the related income tax benefit) by the weighted average number of shares that would have been outstanding after giving effect to the number of shares that would be required to be sold to repay borrowings under the Company's revolving line of credit.

(3) Gives effect to the Pro Forma Adjustments.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's statement of operations. The statement of operations contained in the Company's financial statements and the following table include pro forma adjustment for income taxes. See Note M to Notes to Financial Statements.



                                                               Percentages of Net Sales
                                               ------------------------------------------------------
                                                                                   Nine Months Ended
                                                   Year Ended December 31,           September 30,
                                               -------------------------------   --------------------
                                                  1993       1994       1995       1995        1996
                                                --------   --------    --------   --------   --------
Net sales  ..................................    100.0 %    100.0%      100.0%     100.0%     100.0%
Cost of sales  ..............................     96.8       96.4        96.6       96.6       95.2
Gross profit  ...............................      3.2        3.6         3.4        3.4        4.8
Selling, general and administrative expenses       3.2        2.7         2.7        2.9        3.1
Income from operations  .....................       .01       1.0          .7         .5        1.7
Net income  .................................       .0         .8          .6         .3        1.3
Pro forma net income  .......................       .0         .5          .3         .2         .8


Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

   Net sales increased by approximately $16,325,000 or 32.9%, from the nine months ended September 30, 1995 to the nine months ended September 30, 1996. The increase in net sales was primarily attributable to the expanded level of the Company's operations and primarily reflects higher-volume sales. For the nine months ended September 30, 1996, domestic and foreign net sales were approximately $62,943,000 and $3,046,000, respectively, or 95.4% and 4.6%, respectively, of the Company's net sales.


   Gross profit increased by approximately $1,455,000, or 86.5%, from the nine months ended September 30, 1995 to the nine months ended September 30, 1996. Gross profit as a percentage of net sales increased from approximately 3.4% to approximately 4.8% during these periods. The increase in gross profit was primarily due to the purchase of inventories at lower per unit costs as a result of volume discounts and, to a lesser extent, increased sales of higher-margin cellular telephones and accessory products. In future periods, gross profit may be adversely affected by merchandise, freight and other costs, price competition and by changes in the mix of products offered by the Company.

   Selling, general and administrative expenses increased by approximately $583,000, or 40.4%, from the nine months ended September 30, 1995 to the nine months ended September 30, 1996, but remained relatively constant as a percentage of net sales. The increase in absolute dollars was attributable to the Company's expanded level of operations and reflects increases in interest expense of $229,000 in connection with the Company's line of credit and in bad debt and collection expense of $133,000. While the Company expects these expenses will continue to increase in absolute dollars in connection with higher levels of sales, it is anticipated that selling, general and administrative expenses as a percentage of net sales will remain relatively constant.

   Income from operations was approximately $240,000 for the nine months ended September 30, 1995, as compared to approximately $1,112,000 for the nine months ended September 30, 1996, an increase of approximately $872,000, or 363.3%. Income from operations as a percentage of net sales increased from
 .5% to 1.7% during these periods. The increase was primarily attributable to the increase in gross profit, partially offset by an increase in selling, general and administrative expenses.

   Net income increased from approximately $171,000 for the nine months ended September 30, 1995 to approximately $833,000 for the nine months ended September 30, 1996, an increase of approximately $662,000, or 387.1%. The increase in net income resulted from an increase in gross profit, partially offset by higher selling, general and administrative expense and higher interest expense. Net income as a percentage of net sales increased from approximately .3% for the nine months ended September 30, 1995 to approximately 1.3% for the nine months ended September 30, 1996. Pro forma net income increased from $99,000 in the nine months ended September 30, 1995 to $497,000 in the nine months ended September 30, 1996, an increase of approximately 402.0%.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

   Net sales increased by approximately $13,403,000, or 23.7%, from 1994 to 1995. This increase was primarily attributable to the expanded level of the Company's operations, including relocation to larger warehouse facilities to accommodate higher levels of inventories. Domestic and foreign sales were approximately $69,584,000 and $266,000, respectively, or 99.6% and 0.4%, respectively, of the Company's net sales for the year ended December 31, 1995.

   Gross profit increased by approximately $320,000, or 15.6%, from 1994 to 1995. Gross profit as a percentage of net sales decreased from 3.6% to 3.4% during these periods. The decrease in gross profit as a percentage of net sales was attributable to sales of products at lower per unit prices.

   Selling, general and administrative expenses increased by approximately $372,000, or 24.7%, from 1994 to 1995, but remained constant as a percentage of net sales during these periods. The increase in absolute dollars was attributable to the Company's higher level of business activities, including increases in salary expense of $178,000 and insurance expense of $100,000.

   Income from operations was approximately $488,000 for 1995, as compared to approximately $540,000 for 1994, a decrease of approximately $52,000, or 9.6%. Income from operations as a percentage of net sales decreased from approximately 1.0% to 0.7% during these periods. This decrease was primarily attributable to the increase in selling, general and administrative expenses.

   Net income decreased from approximately $437,000 in 1994 to approximately $402,000 in 1995. Net income as a percentage of net sales also decreased during these periods from approximately .8% to .6%. Pro forma net income decreased from approximately $257,000 in 1994 to approximately $236,000 in 1995, a decrease of approximately $21,000 or 8.2%. Pro forma net income as a percentage of net sales decreased from approximately .5% in 1994 to .3% in 1995.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

   Net sales increased by approximately $35,951,000, or 175.4%, from 1993 to 1994. This increase was attributable to increased trade credit available, increased warehouse capacity and expanded marketing activities. Domestic and foreign sales were approximately $56,236,000 and $211,000, respectively, or 99.6% and .4%, respectively, of the Company's net sales for the year ended December 31, 1994.

   Gross profit increased by approximately $1,395,000, or 214.6%, from 1993 to 1994. Gross profit as a percentage of net sales increased from 3.2% in 1993 to 3.6% in 1994. The increase was attributable to increased sales of higher-margin accessory products.

   Selling, general and administrative expenses increased by approximately $858,000, or 132.6%, from 1993 to 1994, but decreased as a percentage of net sales by approximately .5%. The increase in absolute dollars resulted from expenses incurred in connection with the expansion of the Company's operations, including increases in salary expense of $323,000 and bad debt expense of $279,000. The decrease in such expenses as a percentage of net sales was attributable to the fixed nature of certain of such expenses.

   Income from operations was approximately $540,000 for 1994, as compared to approximately $3,000 for 1993, an increase of approximately $537,000. Income from operations as a percentage of net sales increased from approximately
 .01% in 1993 to 1.0% in 1994. The increase was primarily attributable to the increase in gross margin and increased sales volume.


   Net income increased from a net loss of approximately $22,000 in 1993 to net income of approximately $437,000 in 1994, an increase of approximately $459,000. Net income as a percentage of net sales increased to .8% in 1994. This increase was primarily attributable to increased sales volume and gross profit margin. Pro forma net income increased from a pro forma net loss of $19,000 in 1993 to pro forma net income of approximately $257,000 in 1994, an increase of approximately $276,000. Pro forma net income as a percentage of net sales increased to .5% in 1994.


LIQUIDITY AND CAPITAL RESOURCES

   The Company's primary cash requirements have been to fund increased levels of inventories and accounts receivable. The Company has historically satisfied its working capital requirements principally through cash flow from operations and borrowings. At September 30, 1996, the Company had a working capital deficiency of approximately ($150,000) compared to a working capital deficiency of approximately ($243,000) at December 31, 1995.

   Net cash used in operating activities was approximately $145,000 for the nine months ended September 30, 1996, as compared to approximately $81,000 for the nine months ended September 30, 1995. The increase in cash used was primarily attributable to increased levels of inventory and accounts receivable, partially offset by an increase in accounts payable. Net cash provided by investing activities was approximately $369,000 for the nine months ended September 30, 1996, as compared to net cash used in investing activities of $239,000 for the nine months ended September 30, 1995. The increase in cash provided by investing activities was attributable to proceeds from the repayment of loans due from affiliates. Net cash provided by financing activities was approximately $1,413,000 for the nine months ended September 30, 1996, as compared to approximately $38,000 used in financing activities for the nine months ended September 30, 1995. The increase was attributable to the proceeds of the Company's line of credit with CIT, partially offset by the payment of loans payable. At September 30, 1996, the Company had cash of approximately $1,637,000.

   Net cash provided by operating activities was approximately $246,000 for the year ended December 31, 1995, as compared to approximately $1,361,000 for the year ended December 31, 1994, and as compared to net cash used in operating activities of approximately $342,000 for the year ended December 31, 1993. The decrease in cash provided by operating activities in 1995 as compared to 1994 was primarily due to a reduction in the growth of accounts payable, partially offset by a reduction in the growth of inventories and accounts receivable in 1995. The increase in cash provided by operating activities in 1994 as compared to the cash used in 1993 was primarily due to the increased purchases of inventory resulting in increased accounts payable balances. Net cash used in investing activities was approximately $579,000 for the year ended December 31, 1995, as compared to $69,000 for year ended December 31, 1994. The increase was primarily attributable to loans made to employees of the Company. Net cash used in financing activities for the year ended December 31, 1995 was approximately $25,000, as compared to approximately $934,000 for the year ended December 31, 1994, and as compared to net cash provided by financing activities of approximately $305,000 for the year ended December 31, 1993. Net cash used in financing activities during these periods primarily reflects S corporation distributions and proceeds and the repayment of loans and bank overdrafts.

   In June 1996, the Company entered into a loan agreement with CIT which provides for borrowings under a line of credit of up to $7.5 million. Advances under the line of credit are based on a borrowing formula equal to the sum of (i) 82% of eligible accounts receivable and (ii) 50% of eligible inventory. Interest accrues on such advances at the prime lending rate established by Chase Manhattan Bank from time to time plus 1.75% per annum and is payable monthly. The credit line expires in June 1998. At November 30, 1996, approximately $4.1 million was outstanding under the line of credit. The Company intends to use a portion of the proceeds of this offering to repay all amounts outstanding under its line of credit. The Company expects to use the resulting increased borrowing availability under the line of credit to fund its planned expansion.

   All of the Company's assets (including inventories and receivables) are pledged to CIT as collateral for the loan, and the Company is prohibited from incurring additional indebtedness, except for trade indebtedness, which could, under certain circumstances, limit the Company's ability to expand its operations. In addition to financial covenants requiring the Company to maintain a tangible net worth of $4.5 million and working capital of $1.5 million following the consummation of this offering, the Company's agreement with CIT limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens or security interests on the Company's assets and entering into transactions with affiliates.

   Mr. Ben Neman, Chairman, President and Chief Executive Officer of the Company, has personally guaranteed up to $500,000 of the Company's indebtedness to CIT. Such guarantee will be released in June 1997, provided the Company has a tangible net worth of $4.5 million. There can be no assurance that any such guarantees will be available to the Company in the future. See "Certain Transactions."

   In connection with the loan agreement, the Company agreed to issue the CIT Warrants to purchase 15,000 shares of Common Stock at an exercise price of $5.00 per share and which are otherwise substantially similar to the Representative's Warrants.

   In December 1995, the Company converted $2,000,000 of a trade payable balance to Brightpoint into a loan bearing interest at the rate of 9.1% per annum and repayable in twelve equal monthly installments of $175,000.

Payments under such loan were made through May 1996 and, in July 1996, the Company issued the Brightpoint Note in order to evidence the remaining outstanding principal balance of $1,188,577. The Brightpoint Note bears interest at a rate of 9.1% per annum and is due on December 31, 1996. At September 30, 1996, the Company owed Brightpoint approximately $1,215,769, consisting of $1,188,577 principal amount of the Brightpoint Note and $27,192 of accrued interest. Upon the consummation of this offering, $1,000,000 of the principal amount of the Brightpoint Note will automatically convert into 223,464 shares of Common Stock.

   The Company has increasingly emphasized the sale of products on open account terms and has purchased increased levels of inventories to support an expanding customer base, which has resulted in increased accounts receivable days outstanding and a decrease in inventory turns. Trade accounts receivable averaged 32.6 days of sales made on open account in fiscal 1995 as compared to an average of 27.7 days through September 30, 1996, while inventory turns decreased from 24.7 times during fiscal 1994 to 20.2 times during fiscal 1995 and increased to 20.7 times on an annualized basis through September 30, 1996.


   The Company's accounts receivable, less allowance for doubtful accounts, at September 30, 1996 were approximately $6,079,000 as compared to approximately $4,607,000, at December 31, 1995. As of September 30, 1996, accounts 90 or more days past due were approximately 11.2% of aggregate trade accounts receivable. Bad debt expense accounted for less than 1% of the Company's revenues for the years ended December 31, 1994 and 1995.

   At September 30, 1996, the Company's allowance for doubtful accounts was $511,000, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or the uncollectibility of accounts receivable could have an adverse effect on the Company's liquidity and working capital position. In connection with the Company's proposed expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risks, particularly in foreign markets, and could require the Company to increase its allowance for doubtful accounts. The Company attempts to minimize losses on credit sales by closely monitoring its customers' creditworthiness. The Company seeks to obtain letters of credit or similar security in connection with open account sales to customers located in foreign markets.


   The Company has elected to be taxed as an S corporation and, accordingly, is not subject to income taxes. Net income has been taxed for federal and state income purposes directly to the Company's stockholder. For the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996, the Company made S corporation distributions to its stockholders in the amounts of $476,000, $444,000, $166,000 and $100,000, respectively. In
October 1996, the Company made S corporation distributions of $150,000 and intends to make an S corporation distribution of approximately $597,000 to its current stockholder prior to the consummation of this offering. The Company's election to be treated as an S corporation will terminate upon consummation of this offering. See Note J to Notes to Financial Statements.


   The Company is a defendant in a lawsuit relating to its Intellicell trademark. The action is in a preliminary stage and the Company is unable to determine the ultimate outcome of the action. Although the Company intends to vigorously defend this action, there can be no assurance that such action will be resolved in a manner favorable to the Company. In the event that it is determined that the Company is unable to use its trademark, the Company would be required to devote resources to establishing a new trademark and redesigning the packaging of its proprietary accessory products, and the loss of such trademark could result in a decline in revenues derived from sales of such products. For the year ended December 31, 1995 and the nine months ended September 30, 1996, approximately 5.6% and 2.7%, respectively, of the Company's revenues were derived from sales of proprietary accessory products.

   The Company is dependent on and intends to use the proceeds of this offering to implement its proposed expansion. To accommodate future growth, the Company intends to use approximately $200,000 of the proceeds of this offering to relocate its warehouse to larger facilities. The Company is currently engaged in site selection and anticipates that it may use a portion of such proceeds to make leasehold improvements and purchase furniture, fixtures and equipment. Other than in connection with relocating its warehouse facilities, as of the date of this Prospectus, the Company has no material commitments for capital expenditures. The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that the proceeds of this offering, together with projected cash flow from operations and available capital resources, including its revolving line of credit, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering.

SEASONALITY

   Sales of the Company's products are seasonal, with peak product shipments occurring in the third and fourth quarters.

INFLATION

   Inflation has historically not had a material effect on the Company's operations.

                                   BUSINESS

   The Company is engaged in the wholesale distribution of wireless communications products. The Company offers cellular telephones and accessories from leading manufacturers featuring brand names such as AT&T, Audiovox, Ericsson, Mitsubishi, Motorola, Nokia, NEC, OKI, Panasonic, Pioneer and Sony. The Company also offers a proprietary line of accessory products under the Intellicell(R) name. The Company has developed a customer base of more than 1,600 wholesalers, carriers, agents, dealers and retailers. During the past two years, the Company has grown rapidly, with revenues increasing from approximately $49,664,000 for the nine months ended September 30, 1995, to approximately $65,989,000 for the nine months ended September 30, 1996, and with pro forma net income increasing from approximately $99,000 to approximately $497,000 during the same period.

THE WIRELESS COMMUNICATIONS INDUSTRY

   The wireless communications industry provides voice and data communications services through cellular telephone, personal communications services ("PCS"), satellite, enhanced specialized mobile radio and paging services. Advances in system technology and equipment, combined with lower equipment prices and service charges, have increased consumer acceptance and driven dramatic increases in worldwide demand for wireless communications products and services.

   United States Market

   The domestic market for wireless communications products and services has grown substantially. According to the Cellular Telecommunications Industry Association, the number of cellular subscribers in the United States has increased from approximately 3.5 million in 1990 to approximately 37.6 million in 1996, growing by more than 3.8 million, or approximately 10.1%, in the first six months of 1996 alone. The number of cellular and PCS subscribers in the United States is projected to reach approximately 89.3 million by the year 2000. It is estimated that market penetration for cellular subscribers in the United States, based on population, was approximately 14.5% at June 30, 1996.

   The Company believes that the United States cellular market is expanding primarily due to decreases in monthly services fees and retail prices for cellular telephones and a significant product replacement cycle. Many cellular service providers are upgrading their existing cellular systems from analog radio frequency to digital radio frequency technology. Digital systems offer certain advantages over analog systems, including improved quality of voice and data transmission and greater system capacity, thereby enabling carriers to add additional subscribers. The Company believes that proliferation of digital systems will increase demand for cellular service and new cellular products.

   International Market

   The markets for cellular products and services outside the United States also have grown significantly. According to the United States Department of Commerce, the number of cellular subscribers outside the United States increased from approximately eight million subscribers in 1991 to approximately 52 million subscribers by the end of 1995, growing by approximately 22 million subscribers, or approximately 74%, in 1995 alone. It is estimated that market penetration for cellular subscribers outside the United States, based on population, was less than 2% at the end of 1995. Worldwide wireless subscriber growth is expected to grow approximately 28% from 1996 to the year 2000, according to Malarky-Taylor/Economic and Management Consultants International.

   The Company expects that rapid growth in international markets will continue as low market penetration, economic growth and high population density result in increased demand for cellular communications products and services. The Company also believes that cellular systems in certain of these countries offer lower-cost alternatives to the construction of conventional telephone facilities because they do not require substantial investment in infrastructure. Due to these factors and the limited availability and quality of land-line service, the Company believes that consumers in many countries outside of the United States will increasingly utilize wireless services. These markets present attractive expansion opportunities, and management is focused on maximizing penetration in new and existing geographic markets in the United States and abroad.

   Emerging Wireless Technologies

   In addition to growth in the cellular market, the emergence of new wireless communications technologies and services, such as the PCS, ESMR and satellite communications systems, is expected to increase the capabilities associated with wireless communications including seamless roaming, increased service coverage, improved signal quality and greater data transmission capacity. It is anticipated that PCS will consist of cellular type services, including advanced voice and data transmissions using small, light weight wireless telephones or hand-held computers. PCS is expected to offer greater functionality resulting in lower cost service options and lighter handsets with longer battery life. PCS has been recently introduced in the Washington, D.C. and Baltimore metropolitan areas. Upon the widespread commercial introduction of these services, demand for wireless communications products and services is expected to increase.

   Prior to 1995, the United States Federal Communications Commission (the "FCC") allowed two carriers to provide cellular service to each metropolitan service area. In connection with the auctioning of PCS licenses in 1995 and 1996, the FCC added three PCS carriers to every metropolitan service area, increasing the total number of potential carriers to five per market. The Company believes that this increase in the number of wireless service providers will increase competition and the demand for wireless communications products and services through lower prices, increased advertising and improved service quality.

   During late 1994, the FCC awarded three mobile satellite licenses to major corporations that are investing in satellites which will enable them to provide wireless phone, data, fax and paging services on a global basis. In addition, other corporations announced their intention to enter the mobile satellite market and launch networks which would permit computers to bypass local telephone exchanges and connect directly to the Internet.

   Regulatory Trends

   The Company believes that the Telecommunications Act of 1996 will ultimately serve to reverse the trends associated with the breakup of AT&T and the Bell System that separated long distance and local telephone service. Such act now permits long distance, cable and wireless companies to compete in local markets. The Company believes that such deregulation will significantly increase competition that will translate into lower costs and increased numbers of subscribers.

STRATEGY

   The Company's objective is to capitalize on wireless communication opportunities in markets in which the Company believes it can rapidly achieve significant growth. The Company has developed a highly focused strategy which includes the following key elements:

   o Offer Broad Product Selection. The Company distributes a broad selection of popular brand name products and accessories. The Company continually analyzes customer purchasing patterns and industry trends to anticipate demand for new products. The emergence of new wireless communications technologies, including digital cellular technology, PCS and satellite communications systems, is expected to dramatically increase demand for wireless products and services. The Company intends to evaluate cost, effectiveness and the potential of future wireless services as primary considerations in selecting products for particular markets. The Company recently entered into a non-exclusive agreement with Sony Wireless Communications Company to distribute Sony cellular telephones and accessories to carriers and retailers. The Company believes that its relationships with equipment manufacturers and other potential providers of emerging wireless products and services will position it to capitalize on evolving industry standards and trends.

   o Emphasize Accessory Product Line. Consistent with its growth strategy, the Company intends to increase sales and market recognition of its higher-margin, proprietary Intellicell accessory product line. The Company believes that increased awareness of the Company's trade name and accessory product line will contribute favorably to market recognition and provide customers with valuable access to a broad range of accessories without having to carry significant inventories. The Company will seek to provide accessory products directly to original equipment manufacturers.

   o Target Emerging Foreign Markets. The Company is targeting emerging foreign markets in which cellular products are believed to have potential for significant market penetration. The Company believes that certain markets are likely to achieve greater penetration based on anticipated economic growth and the increasing numbers of carriers. Many of these markets, particularly in Latin American countries, are characterized by low penetration rates, high population densities and inadequate land-line service. The Company anticipates that it will initially seek to achieve penetration in regions with fast-growing economies and wireless markets. The Company will seek to establish a position in Latin America by developing relationships with established carriers and industry participants.

   o Establish Strategic Relationships. The Company will seek to establish strategic marketing arrangements with partners who will provide knowledge, experience and financial resources appropriate to a specific opportunity and who will enhance the Company's ability to achieve significant penetration in particular markets. The Company intends to concentrate on obtaining maximum exposure of wireless products by targeting alternative distribution channels, including mass merchandisers and retailers with access to significant consumer markets. The Company will also seek to offer value-added services, including activation, inventory management, packaging and end-user delivery. The Company recently entered into a non-exclusive agreement with Brightpoint pursuant to which the Company will market its proprietary line of accessory products through Brightpoint.

   o Expand Through Acquisitions. The Company may also seek to expand through acquisitions of companies which the Company believes will provide significant growth potential. Any decision to make an acquisition will be based upon the business prospects and competitive position of the acquisition candidate and the extent to which any business would enhance the Company's prospects and maximize revenues. Potential acquisition candidates may include companies with alternative distribution channels for cellular products. As of the date of this Prospectus, the Company has no plans, agreements, commitments, understandings or arrangements with respect to any such acquisition.

   The Company's strategy and current and future marketing plans are subject to change as a result of a number of factors, including progress or delays in the Company's expansion efforts, changes in wireless communications markets and technologies, the nature of possible supplier or customer arrangements which may become available to it in the future and competitive factors. There can be no assurance that the Company will be able to successfully expand its operations.

PRODUCTS

   The Company offers a broad selection of wireless products from leading manufacturers. The Company's product offerings include a variety of hand-held and mobile cellular telephones featuring prominent brand names such as AT&T, Ericsson, Mitsubishi, Motorola, Nokia, NEC, Audiovox, OKI, Panasonic, Pioneer and Sony. The Company continually reviews and evaluates cellular products in determining the mix of products purchased for resale to customers and seeks to acquire distribution rights for products which the Company believes have the potential for significant market penetration. For the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996, approximately 87.4%, 81.3%, 80.0% and 83.4%, respectively, of the Company's revenues were derived from sales of cellular telephones. For such periods, a significant portion of the Company's cellular telephone sales represented Motorola and Audiovox products.

   In addition, the Company offers brand name and proprietary lines of cellular accessory products under the Intellicell name, consisting principally of batteries, battery eliminators, conditioner and plug-in chargers, cases, antennas and "hands-free" kits. Accessory products typically carry higher margins than cellular telephones. Accordingly, the Company plans to focus its marketing efforts on increasing the distribution of such products. For the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996, sales of accessories accounted for approximately 12.6%, 18.7%, 20.0% and 16.6%, respectively, of the Company's revenues. The Company commenced marketing its proprietary line of accessory products in 1995. For such year and the nine months ended September 30, 1996, sales of proprietary accessory products accounted for approximately 5.6% and 2.7%, respectfully, of the Company's revenues.

CUSTOMERS

   The Company has developed a customer base of more than 1,600 wholesalers, carriers, agents, dealers and retailers. The Company believes that these categories of customers will continue to be the primary purchasers of the Company's products. The Company expects to focus its marketing efforts on mass merchandisers and retailers with access to significant consumer markets.

   For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, sales of cellular products to the Company's five largest customers accounted for approximately 50.5%, 48.7% and 51.8%, respectively, of the Company's revenues. For the year ended December 31, 1995, sales of cellular products to Downtown Cellular and Brightpoint accounted for approximately 24.7% and 10.4%, respectively, of the Company's revenues. For the nine months ended September 30, 1996, sales to Brightpoint and Downtown Cellular accounted for 18.2% and 17.8%, respectively, of the Company's revenues. For such periods, no other customer accounted for more than 10% of the Company's revenues.

   The Company generally sells its products pursuant to customer purchase orders and ships product orders received by 4:00 P.M. local time the same day. Unless otherwise requested, substantially all of the Company's products are delivered within two days of receipt of customer orders by common carrier. Because orders are filled shortly after receipt, backlog is not material to the company's business.

   The Company sells its products to customers in foreign markets, including in Israel, Paraguay, Mexico, Peru and Canada and to United States-based exporters of cellular products. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, sales of the Company's products to customers in foreign markets accounted for approximately .4%, .4% and 4.6%, respectively, of the Company's revenues. The Company is seeking to expand product sales in foreign markets.

SUPPLIERS

   The Company has established relationships with leading manufacturers and distributors of wireless equipment. The Company generally negotiates directly with suppliers in order to ensure adequate inventories of popular brand name products on favorable pricing terms. Inventory purchases are based on quality, price, service, customer demand, product availability and brand name recognition. Certain of the Company's suppliers provide favorable purchasing terms to the Company, including price protection and cooperative advertising and marketing allowances. Product manufacturers typically provide warranties which the Company extends to its customers.

   For the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company's four largest suppliers accounted for approximately 67.0% and 55.4%, respectively, of product purchases. For the year ended December 31, 1995, Brightpoint, CellStar, Unplugged Communications and Best Cellular accounted for approximately 28.3%, 13.7%, 13.6% and 11.4%, respectively, of product purchases, with Brightpoint, Best Cellular, CellStar and Pro-Link USA accounting for approximately 27.0%, 10.8%, 9.7% and 7.8%, respectively, of product purchases for the nine months ended September 30, 1996. For these periods, none of the Company's other suppliers accounted for more than 10% of product purchases. Brightpoint and CellStar are two of the Company's primary competitors. Failure or delay by these or other suppliers in supplying competitive products on favorable terms, or at all, would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis. See "Competition."

   In July 1996, the Company entered into a non-exclusive, one-year agreement with Sony Wireless Telecommunications Company pursuant to which the Company distributes Sony cellular telephones and accessories to carriers and retailers. The agreement prohibits sales to other wholesalers, is terminable on short notice and provides for certain territorial restrictions. The Company purchases products from other manufacturers and distributors pursuant to purchase orders placed from time to time in the ordinary course of business. The Company believes that its relationships with its suppliers are satisfactory.

   The Company generally places orders to its suppliers by facsimile on a daily basis. Purchase orders are typically filled within one to seven days and cellular products are shipped to the Company's warehouse by common carrier.

   The Company obtains all of its proprietary accessory products from manufacturers in Taiwan and is dependent on such manufacturers to provide sufficient quantities of products on favorable terms. The Company currently pays import duties of between 2.4% and 5.9% of the cost of its accessory products.

SALES, MARKETING AND DISTRIBUTION

   The Company's executive officers and sales staff of thirteen persons are responsible for all of the Company's marketing and sales efforts. The Company's sales personnel are paid a base salary plus commission (gen-erally 10% of gross profit represented by their sales). In addition, the Company's Vice President, Sales is paid a base salary plus a bonus based on certain performance levels. The Company maintains agreements with its sales personnel which contain confidentiality provisions and prohibit such individuals from competing with the Company.

   The Company's Vice President, Sales is responsible for coordinating the activities of the Company's sales staff which consists of thirteen account executives. The Company has assigned specific customers to each account executive, who is responsible for maintaining all customer relations with his assigned group of customers. Because of the service-oriented nature of the Company's business, the Company's executive officers devote a substantial amount of time to developing and maintaining continuing personal relationships with the Company's customers. The Company's ability to expand its customer base may be limited by the number of marketing personnel and will be largely dependent upon the efforts of such individuals.

   In an effort to increase its sales efforts in foreign markets, the Company recently hired a sales representative located in Miami, Florida. The Company believes that the Florida sales representative, with an already established customer base, will enable the Company to establish new relationships and increase sales in Latin America.

   The Company believes that product recognition by customers and consumers is an important factor in the marketing of the products sold by the Company. Accordingly, the Company promotes its product lines through advertising in trade publications and attendance at national and regional trade shows. The Company also solicits customers through direct mail and telemarketing activities. The Company's manufacturers and dealers use a variety of methods to promote their products directly to consumers, including print and media advertising.

ASSET MANAGEMENT


   Accounts. For the year ended December 31, 1995 and the nine months ended September 30, 1996, approximately 63.5% and 79.5%, respectively, of the Company's sales were made on open account. The Company generally offers 30-day open account terms to its customers. As of September 30, 1996, trade accounts receivable averaged 27.7 days of sales made on open account. In connection with the Company's proposed expansion, the Company intends to offer open account terms to additional customers. The Company attempts to minimize losses on credit sales by closely monitoring its customers' creditworthiness. The Company engages two credit rating associations that provide credit rating information in connection with individual customer accounts and seeks to obtain advance payment or letters of credit from its foreign customers. All foreign sales are made in United States dollars.

   Inventory. On average, the Company turns inventory approximately 20 times per year. The Company takes physical inventory on a routine basis. On an annual basis, cumulative inventory adjustments have accounted for less than 1% of total purchases during the years ended December 31, 1994 and 1995.


   Management Information Systems. The Company believes that inventory control and other information systems are important factors in maintaining operating margins and in providing customers with competitive prices and rapid delivery of a variety of products. Accordingly, the Company currently maintains financial, accounting and management controls for its operations through the use of a centralized accounting system and a computerized management information system. The Company's management information system is designed to enable the Company to adapt to new product developments and to enhance corporate productivity through the integration of sales, inventory controls, purchasing and financial and credit control. The Company believes that the system allows the Company to provide more value to its customers through greater efficiency, easier order entry and enhanced product and pricing information. Internally, the system provides management and other key employees with detailed account information, including buying and credit histories and current credit status, as well as pricing and product availability information. The company believes that the management information system will support its anticipated growth.

COMPETITION

   The markets for wireless communication products are characterized by intense price competition and significant price erosion over the life of a product. The Company competes principally on the basis of price, prod-uct availability and service. The Company competes with numerous well-established wholesale distributors and manufacturers of wireless equipment, including the Company's customers and suppliers, as well as with providers of cellular services, many of which possess substantially greater financial, marketing, personnel and other resources than the Company and have established reputations for success in the sale and service of cellular products. Certain of these competitors have the financial resources necessary to enable them to withstand substantial price competition and implement extensive advertising and promotional campaigns, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products.

   The cellular distribution industry is also characterized by low barriers to entry and frequent introduction of new products. The Company's ability to continue to compete successfully will be largely dependent on its ability to anticipate and respond to various competitive factors affecting the industry, including new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions (particularly recessionary conditions adversely affecting consumer spending) and discount pricing strategies and promotional activities by carriers.

   The Company's primary competitors include Brightpoint, CellStar and Pana Pacific, Inc. The Company purchases Motorola products from CellStar, AirTouch and Pana Pacific. Increased price competition relating to such products could have an adverse effect on the Company.

   The markets for wireless communications products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. The use of alternative wireless technologies, including PCS and satellite communications systems, may reduce demand for existing cellular products. Upon widespread commercial introduction, PCS, satellite communications systems and other new wireless technologies could materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company will be able to continue to compete successfully, particularly as domestic cellular markets mature and the Company seeks to enter into new markets and market new products.

TRADEMARK

   The Company currently holds a federal trademark registration for the name "Intellicell" for use in connection with wireless accessory products. The Company's rights in this name may be a significant part of the Company's business. In October 1996, ArrayComm Incorporated, filed an action against the Company in United States District Court for the Northern District of California seeking a judgment to cancel the Company's trademark registration. Plaintiff alleges, among other things, that the Company's use of its trademark infringes the use of plaintiff's mark Intellicell in connection with signal producing hardware and software for wireless communications systems. The action is in a preliminary stage and the Company is unable to determine the ultimate outcome of the action. Although the Company intends to vigorously defend this action, there can be no assurance that such action will be resolved in a manner favorable to the Company. In the event that it is determined that the Company is unable to use its trademark, the Company would be required to devote resources to establishing a new trademark and redesigning the packaging of its proprietary accessory products, and the loss of such trademark could result in a decline in revenues derived from sales of such products.

EMPLOYEES

   As of November 30, 1996 the Company had 32 employees, of which two are in executive positions, thirteen are engaged in sales and marketing, eight are engaged in warehouse operations and nine are engaged in administrative activities. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

   The Company's executive offices and warehouse facilities are located in approximately 11,000 square feet of leased space in Van Nuys, California. The lease provides for monthly rent of approximately $6,136 and is on a month-to-month basis, terminable by the Company or its landlord upon three months' prior written notice.

   In September 1996, the Company entered into a three month lease for its sales office, located in approximately 2,600 square feet of space in Van Nuys, California. In November 1996, the Company extended such lease through February 1997 with a monthly rent of $2,470.

   The Company is currently engaged in site selection and is evaluating available space in Southern California to accommodate its warehousing and administrative needs as the Company expands. The Company believes that it will be able to lease a larger facility on commercially reasonable terms.

LEGAL PROCEEDINGS

   Other than as described above under the caption "Trademark," the Company is not a party to any material legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of the Company are as follows:



 Name                 Age   Position
 -----               -----  ---------
Ben Neman  .......    39    Chairman of the Board, President and Chief Executive Officer
James E. Bunting .    48    Executive Vice President, Chief Operating Officer, Chief Financial
                            Officer and Director
Elliott B. Broidy .   39    Director
Vinay Sharma  ....    48    Director



   Ben Neman, a founder of the Company, has been Chairman, President and Chief Executive Officer of the Company since its inception. From September 1983 to January 1991, Mr. Neman was owner and President of Car Tronics of California, a company engaged in the retail sale of cellular and other automotive electronic consumer products.

   James E. Bunting has been Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company since July 1996 and a director since October 1996. Prior to joining the Company, Mr. Bunting served as the financial officer of AirTouch Teletrac, a subsidiary of Airtouch Communications, a company engaged in vehicle location and wireless communications, from February 1990 to January 1996.


   Elliott B. Broidy has been a director of the Company since December 1996. Mr. Broidy has been an independent investor since May 1991. From 1982 to 1991, Mr. Broidy was Managing Director of Bell Enterprises, a private investment company. Mr. Broidy also serves as a director of Accent Software International Ltd., a publicly traded company engaged in marketing multilingual software. Mr. Broidy began his career with Arthur Andersen & Co., and is a certified public accountant.


   Vinay Sharma has been a director of the Company since October 1996. Mr. Sharma has been a partner with the law firm Sharma & Herron since March 1992. Mr. Sharma received his Masters in Business Administration in June 1974 and Juris Doctor degree in May 1982 from the University of California.

   All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

   In addition to the Company's executive officers and directors, Mr. Meir Abramov is a key employee of the Company. Mr. Abramov, age 28, has been a Vice President of the Company in charge of purchasing and sales for more than the past four years.

   The Company has agreed, for a period of three years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, as a non-voting advisor to the Company's Board of Directors. The Representative has not yet exercised its right to designate such a person.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation for the Company's President during the fiscal year ended December 31, 1995. No officer of the Company received compensation in excess of $100,000 during the fiscal year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

 Name                           Principal Position                    Salary
 ------------                   ------------------                    --------
Ben Neman  ...................      President                         $75,000

------

   The Company did not have any long-term incentive or option plans during the fiscal year ended December 31, 1995.

EMPLOYMENT AGREEMENTS


   The Company has entered into a three-year employment agreement with Mr. Neman, effective as of the date of this Prospectus, which is automatically renewable and provides for an annual base compensation of $72,000 and such bonus as the Board of Directors may from time to time determine. The employment agreement provides for employment on a full-time basis and contains a provision that Mr. Neman will not compete or engage in a business competitive with the current or anticipated business of the Company during the term of the employment agreement and for a period of one year thereafter. The agreement provides that if Mr. Neman is terminated without cause (including as a result of a change in control), he will be entitled to receive severance pay equal to the base compensation through the term of the agreement, provided that if he is terminated during the third year or the last year of any renewal term, he will be entitled to receive additional compensation equal to the base compensation received from the Company during the one-year period prior to the date of termination.


   The Company has entered into a three-year agreement, dated as of July 1, 1996, with Mr. Bunting which provides for an annual base compensation of $70,000 and such bonus as the Board of Directors may from time to time determine. The employment agreement contains a confidentiality provision, and a covenant not to compete with the Company for a period of one year following termination of employment. The agreement provides that if Mr. Bunting is terminated without cause (including as a result of a change in control), the employee will be paid an amount equal to four months of his annual salary in consideration of his agreement not to compete with the Company.

   In connection with such employment agreement, the Company agreed to grant to Mr. Bunting an option to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $5.00 per share. The options are exercisable as to one-third of the shares covered thereby on the first, second and third anniversaries of the date of grant.

   The Company has entered into a three-year employment agreement with Mr. Abramov, effective as of the date of this Prospectus, which provides for an annual base compensation of $66,000 and an annual bonus of $66,000.

STOCK OPTION PLAN


   In October 1996, the Company adopted the Plan, as amended, pursuant to which 460,000 shares of Common Stock are currently reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) nonqualified options. ISOs may be granted under the Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.


   The Plan is intended to qualify under Rule 16b-3 under the Securities Exchange Act of 1934, and is administered by the Board of Directors. The Board, within the limitations of the Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, and the time, manner and form of payment upon exercise of an option. Unless sooner terminated the Plan will expire in October 2006.

   ISOs granted under the Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company) may not exceed $100,000. Non-qualified options granted under the Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant. Options granted under the Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). All options granted under the Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and dis-tribution. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

   The Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares of Common Stock subject to options which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No shares of Common Stock of the Company may be issued to any optionee until the full option price has been paid. The Board may grant individual options under the Plan with more stringent provisions than those specified in the Plan.


   As of the date of this Prospectus, options to purchase an aggregate of 256,250 shares have been granted under the Plan. Of such options, options to purchase 12,000, 50,000, 50,000 and 3,000 shares, respectively, have been granted to Messrs. Neman, Bunting, Broidy and Sharma at an exercise price of $5.00 per share ($5.50 in the case of Mr. Neman).


   In addition, the Company granted options to purchase 65,000 shares outside of the Plan at an exercise price of $5.00 per share.

INDEMNIFICATION AND EXCULPATION PROVISIONS


   The Company's Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permitted by Delaware law. In addition, under the Company's Certificate of Incorporation, no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or
(iv) any transaction from which such director derives improper personal benefit. The Company has also obtained Directors and Officers insurance.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information as of the date of this Prospectus and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors and (iii) all executive officers and directors as a group:


                                                                           Percentage of
                                                                      Outstanding Shares Owned
                                              Amount and Nature of   ------------------------
Name and Address of                           Beneficial Ownership      Before        After
Beneficial Owner (1)                                  (2)              Offering     Offering
 -------------------                         ----------------------   ----------    ----------
Ben Neman(3)  ............................         2,030,000            100.0%        47.3%(4)
James E. Bunting(5)  .....................                --             --           --
Elliott B. Broidy(5)  ....................                --             --           --
Vinay Sharma(6)  .........................                --             --           --
All executive officers and directors as a
  group (four persons) ...................         2,030,000            100.0%        47.3%

------
(1) The address for each of such individuals is in care of the Company, 6929 Hayvenhurst Avenue, Van Nuys, California 91406.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Prospectus have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.


(3) The above table does not give effect to the exercise of options to purchase an aggregate of 217,000 shares of outstanding Common Stock granted by Mr. Neman to Mr. Abramov, an employee of the Company, in October 1995 at a price of $1.00 per share, which is exercisable as to one-third of the shares covered thereby commencing on October 18, 1997. Does not include options to purchase 12,000 shares of Common Stock.

(4) Gives effect to the Stock Repurchase and the conversion of the Brightpoint Note. Upon the consummation of this offering, Mr. Neman will own 1,994,000 shares of Common Stock and Brightpoint will own 223,464 shares of Common Stock or approximately 5.3% of the Company's outstanding Common Stock.


(5) Does not include options to purchase 50,000 shares of Common Stock.

(6) Does not include options to purchase 3,000 shares of Common Stock.

                             CERTAIN TRANSACTIONS

   Cellular Telecom Partnership (the "Partnership"), a partnership which was 50% owned by Mr. Ben Neman, Chairman, President and Chief Executive Officer of the Company, was engaged in both the retail and wholesale distribution of cellular products. In March 1994, the Partnership assigned all of the assets, subject to the liabilities, of its wholesale distribution business to its partners who in turn contributed such assets subject to such liabilities to the Company in exchange for all of the outstanding Common Stock of the Company. In August 1995, pursuant to a stockholders' agreement, Mr. Neman purchased the remaining 50% interest in the Company from the other then existing stockholder for an aggregate purchase price of $115,000. In September 1996, the Partnership sold all of its remaining assets to an unaffiliated third party and was thereafter dissolved.

   Prior to September 1996, the Partnership was a customer of the Company. For the years ended December 31, 1993, 1994 and 1995, the Company sold approximately $126,000, $93,000 and $42,000, respectively, of cellular products to the Partnership at cost.


   Between January 1, 1995 and June 30, 1996, the Company made aggregate non-interest bearing advances to Mr. Neman of $454,145, of which $198,000 remained outstanding at September 30, 1996. The Company has agreed to repurchase from Mr. Neman 36,000 shares of Common Stock on the consummation of this offering in consideration of the cancellation of $180,000 of such indebtedness. Mr. Neman has agreed to pay the $18,000 balance on the consummation of this offering.


   For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, the Company made S corporation distributions to Mr. Neman in the amounts of $222,000, $83,000 and $100,000, respectively. During October 1996, the Company made S corporation distributions to Mr. Neman of $150,000 and intends to make an S corporation distribution of approximately $597,000 to Mr. Neman prior to the consummation of this offering.

   Mr. Neman has personally guaranteed up to $500,000 of the Company's indebtedness to CIT.

   Cellular Specialists, a company controlled by Mr. Neman's brother, is a customer of the Company. For the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996, the Company sold approximately $86,000, $134,000, $675,000 and $368,000, respectively, of cellular products to Cellular Specialists on terms no less favorable to the Company than could be obtained from an unaffiliated third party. The Company has granted options to purchase 35,000 shares of Common Stock at an exercise price of $5.00 per share to Mr. Neman's brother.

   Vinay Sharma, a director of the Company, is a partner with the law firm Sharma & Herron, one of the Company's attorneys. The Company paid such firm approximately $7,200 during the year ended December 31, 1995 for legal services rendered.

   Future transactions between the Company and its officers and directors and their respective affiliates will be on terms and conditions no less favorable to the Company than could be obtained from unaffiliated third parties based on similar transactions and will be approved by a majority of the independent and disinterested members of the Board of Directors of the Company.

                          DESCRIPTION OF SECURITIES

GENERAL

   The Company is authorized to issue 15,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share. As of the date of this Prospectus, there are 2,030,000 shares of Common Stock outstanding and held of record by one holder, and no shares of preferred stock are outstanding.

COMMON STOCK

   The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors.

The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued upon payment of the consideration set forth in this Prospectus, fully paid and non-assessable.

PREFERRED STOCK

   The Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

DELAWARE ANTI-TAKEOVER LAW

   The Company is subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any "interested stockholder" (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate of a corporation and was the owner of 15% or more of the outstanding voting stock), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation's initial certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders holding a majority of outstanding stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203.

   The Company has not elected out of Section 203, and upon consummation of this offering and the listing of Common Stock on Nasdaq, the restrictions imposed by Section 203 will apply to the Company in relation to Mr. Neman. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.


TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.


                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon the consummation of this offering, the Company will have 4,217,464 shares of Common Stock outstanding, assuming no exercise of outstanding options and warrants. All 2,000,000 of the shares being offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company), which shares will be subject to the resale limitations, described below, of Rule 144 promulgated under the Securities Act. The remaining 2,217,464 shares are deemed to be "restricted securities," as that term is defined under Rule 144, in that such shares were issued and sold by the Company in private transactions not involving a public offering and, as such, may only be sold pursuant to an effective registration under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Such "restricted" shares will become eligible for sale under Rule 144 at various times commencing 90 days from the date of this Prospectus (subject to the contractual restrictions described below).

   In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated with an affiliate), who has owned restricted shares of Common Stock beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale and who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

   All of the Company's officers, directors and securityholders have agreed not to sell or otherwise dispose of any securities for a period of twelve months following the date of this Prospectus without the prior written consent of the Representative. In addition, the Company has granted certain demand and "piggy-back" registration rights to CIT and the Representative with respect to the securities issuable upon exercise of warrants. The Company has also agreed to file a registration statement under the Securities Act following the first anniversary of the date of this Prospectus covering an aggregate of 217,000 outstanding shares of Common Stock underlying options granted by Mr. Neman to an employee of the Company (sales of which will be subject to certain volume limitations) and 223,464 shares of Common Stock issuable upon conversion of the Brightpoint Note.

   Prior to this offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that public sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Common Stock and the Warrants prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and the Warrants and could impair the Company's ability in the future to raise additional capital through the sale of its equity securities.

                                 UNDERWRITING

   Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, for whom Sands Brothers & Co., Ltd. is acting as the Representative, and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below.



                                                             Number of Shares
Underwriter                                                   of Common Stock
-----------                                                  ----------------
Sands Brothers & Co., Ltd.  ........................             1,400,000
Bear, Stearns & Co., Inc.  .........................                60,000
Donaldson, Lufkin & Jenrette Securities Corporation                 60,000
Goldman, Sachs & Co.  ..............................                60,000
Lehman Brothers Inc.  ..............................                60,000
J.C. Bradford & Co.  ...............................                30,000
Cleary Gull Reiland & McDevitt Inc.  ...............                30,000
Cruttenden Roth Incorporated  ......................                30,000
Dabney/Resnick/Imperial, LLC  ......................                30,000
Gerard Klauer Mattison & Co., L.L.C.  ..............                30,000
Josepthal Lyon & Ross Incorporated  ................                30,000
Kaufman Bros., L.P.  ...............................                30,000
Ladenburg, Thalmann & Co., Inc.  ...................                30,000
Soundview Financial Group, Inc.  ...................                30,000
Unterberg Harris, L.P.  ............................                30,000
Wedbush Morgan Securities Inc.  ....................                30,000
Wessels, Arnold & Henderson, L.L.C.  ...............                30,000
                                                              ----------------
 Total  ............................................             2,000,000
                                                              ================




   The Underwriters are committed to purchase and pay for all of the shares of Common Stock offered hereby if any shares of Common Stock are purchased. The shares of Common Stock are being offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel and certain other conditions.


   The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD") concessions, not in excess of $.20 per share of Common Stock, of which not in excess of $.10 per share of Common Stock may be reallowed to other dealers which are members of the NASD.

   The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option in whole or, from time to time, in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.

   The Company has agreed to pay to the Representative a nonaccountable expense allowance of two and one half percent (2 1/2%) of the gross proceeds of this offering, of which $50,000 has been paid to date. The Company has also agreed to pay all expenses in connection with qualifying the shares of Common Stock offered hereby for sale under the laws of such states as the Underwriters may designate, including expenses of counsel retained for such purpose by the Underwriters.

   The Company has agreed to sell to the Representative or its designees, for an aggregate of $100, warrants (the "Representative's Warrants") to purchase up to 200,000 shares of Common Stock at an exercise price of $5.50 per share. The Representative's Warrants may not be sold, transferred, assigned, pledged or hypothecated for one year from the date of this Prospectus, except to the officers or partners of the Underwriter or members of the selling group, and are exercisable during the five-year period commencing on the date of this Prospectus

(the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Representative's Warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock. To the extent that the Representative's Warrants are exercised, dilution to the interests of the Company's stockholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Representative's Warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Representative's Warrants. Any profit realized by the Representative on the sale of the Representative's Warrants or the underlying shares of Common Stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, the Company has agreed to register the shares of Common Stock issuable upon exercise of the Representative's Warrants under the Securities Act on one occasion during the Warrant Exercise Term and to include such underlying shares in any appropriate registration statement which is filed by the Company during the five years following the date of this Prospectus.

   The Company has also agreed, for a period of three years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, as a non-voting advisor the Company's Board of Directors. The Company's officers, directors and stockholders have agreed to vote their shares of Common Stock in favor of such designee. The Representative has not yet exercised its right to designate such a person.

   The Company and its principal stockholders have granted the Representative a one-year right of first refusal to underwrite or place any public or private sale of debt or equity securities of the Company offered for sale through a placement agent or underwriter and an eighteen month right of first refusal for the Representative's own account or to sell for the account of the Company's officers, directors and principal stockholders any securities sold pursuant to Rule 144.

   All of the Company's officers, directors and securityholders have agreed not to sell or otherwise dispose of any securities of the Company for a period of twelve months following the date of this Prospectus without the prior written consent of the Representative.

   The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

   Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representative. Among the factors considered in determining the offering price were the Company's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general conditions of the securities market.

                                LEGAL MATTERS


   The legality of the Common Stock offered hereby will be passed upon for the Company by Tenzer Greenblatt LLP, New York, New York. Littman Krooks Roth & Ball P.C., New York, New York, has acted as counsel for the Underwriters in connection with the offering.


                                   EXPERTS


   The balance sheets as at December 31, 1994 and December 31, 1995 and the related statements of operations, changes in stockholders' equity (capital deficiency) and cash flows for the years ended December 31, 1993, December 31, 1994 and December 31, 1995 included in this Prospectus and the schedule included elsewhere in the Registration Statement have been included herein and therein in reliance upon the reports of Richard A. Eisner & Company, LLP, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 under the Act (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the Commission's principal office, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at the Chicago Regional Office, 500 West Madison Street, Chicago, Illinois, 60601-2511, and at the New York Regional Office, 7 World Trade Center, New York, New York 10048, and copies of such materials can be obtained from the Commission's Public Reference Section at prescribed rates. The Commission also maintains a web site located at www.sec.gov.

   Upon consummation of this offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith will file reports, proxy statements and other information with the Commission. The Company intends to furnish to its stockholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

                              INTELLICELL CORP.
                                - I N D E X -

                                                                                  PAGE
                                                                                 NUMBER
                                                                               ----------
REPORT OF INDEPENDENT AUDITORS  ............................................      F-2

BALANCE SHEETS AS OF DECEMBER 31, 1994 AND 1995, AND AS OF SEPTEMBER 30,
  1996 (UNAUDITED) .........................................................      F-3

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND
  1995, AND FOR THE NINE-MONTH PERIODS (UNAUDITED) ENDED SEPTEMBER 30, 1995
  AND 1996 .................................................................      F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY) FOR THE
  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995, AND FOR THE NINE-MONTH
  PERIOD (UNAUDITED) ENDED SEPTEMBER 30, 1996 ..............................      F-5

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND
  1995, AND FOR THE NINE-MONTH PERIODS (UNAUDITED) ENDED SEPTEMBER 30, 1995
  AND 1996 .................................................................      F-6

NOTES TO FINANCIAL STATEMENTS  .............................................      F-7


                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Cellular Telecom Corporation (d/b/a
 Intellicell Corp.)
Van Nuys, California

   We have audited the accompanying balance sheets of Cellular Telecom Corporation (d/b/a Intellicell Corp.) as at December 31, 1994 and December 31, 1995 and the related statements of operations, changes in stockholders' equity (capital deficiency) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Cellular Telecom Corporation (d/b/a Intellicell Corp.) at December 31, 1994 and December 31, 1995 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP

New York, New York
September 13, 1996

With respect to Note I[5]
October 7, 1996

With respect to the second paragraph of Note A
October 18, 1996

With respect to Notes F[2] and I[2]
October 31, 1996

                              INTELLICELL CORP.

                                BALANCE SHEETS

                                                             December 31,                        September 30, 1996
                                                     ---------------------------    -----------------------------------------------
                                                                                                      Pro Forma
                                                         1994           1995         Historical      Adjustments       Pro Forma
                                                     ------------   ------------    -------------   --------------   -------------
                                                                                    (Unaudited)        (Unaudited - see Note M)
                      ASSETS
                      -------
                    (Note E(1)
Current assets:
   Cash ..........................................    $  358,000                    $ 1,637,000      $  (747,000)     $   890,000

   Marketable securities (Note B(2) .............         76,000
   Accounts receivable, net of allowance for
    doubtful accounts of $80,000, $200,000 and ...     3,324,000     $4,607,000       6,079,000                         6,079,000
    $511,000
   Due from officer (Note G) .....................        48,000        192,000          18,000                            18,000

   Inventories (Note B(3) .......................      3,360,000      3,315,000       4,784,000                         4,784,000

   Loans receivable ..............................                      211,000

   Note receivable (Note D) ......................                                      555,000                           555,000

   Deposits for purchases of inventory ...........                                    1,445,000                         1,445,000

   Deferred tax asset (Note J) ...................                                                       204,000          204,000

   Prepaid expenses and other current assets .....        51,000         22,000         195,000                           195,000
                                                     ------------   ------------    -------------   --------------   -------------
     Total current assets  .......................     7,217,000      8,347,000      14,713,000         (543,000)      14,170,000

Property and equipment, net (Notes B(4) and C) ..         25,000         65,000          68,000                            68,000

Goodwill (Notes B(9) and F(1)  ..................                       100,000          90,000                            90,000

Deferred financing costs (Note B(9)  ............                                       147,000                           147,000

Deferred registration costs (Note H)  ............                                      496,000                           496,000

Other assets  ....................................         8,000         92,000          96,000                            96,000

                                                     ------------   ------------    -------------   --------------   -------------
     TOTAL  ......................................    $7,250,000     $8,604,000     $15,610,000      $   (543,000)    $15,067,000
                                                     ============   ============    =============   ==============   =============


                    LIABILITIES
                    -----------
Current liabilities:
   Bank overdraft ................................                   $   96,000
   Revolving credit facility (Note E(1).........                                    $ 3,582,000                       $ 3,582,000


   Loans payable (Note E(2).....................     $  445,000       2,490,000       1,189,000      $(1,000,000)         189,000

   Accounts payable (Note E(2) ..................     6,891,000       5,975,000       9,947,000                         9,947,000

   Accrued expenses ..............................       56,000          29,000         145,000                           145,000
                                                     ------------   ------------    -------------   --------------  -------------
     Total current liabilities  ..................    7,392,000       8,590,000      14,863,000       (1,000,000)      13,863,000
                                                     ------------   ------------    -------------   --------------  -------------
Commitments and contingencies (Note I)

               STOCKHOLDERS' EQUITY
               (CAPITAL DEFICIENCY)
              ----------------------
                (Notes E(1) and F)
Preferred stock - $.01 par value, 1,000,000 shares
   authorized and none issued
Common stock - $.01 par value, 15,000,000 shares
   authorized, 2,217,464 (pro forma) shares issued
   and outstanding (Note A) ..........................                                                    22,000           22,000

Common stock - no par value, 2,030,000 shares
   authorized, 2,030,000 shares issued and
   outstanding ...................................                      100,000         100,000         (100,000)
Additional paid-in capital  ......................                                                       978,000          978,000

Retained earnings (accumulated deficit)  .........      (142,000)        94,000         827,000         (623,000)         204,000

Due from officer (Note G)  .......................                     (180,000)       (180,000)         180,000
                                                     ------------   ------------    -------------   --------------   -------------
     Total stockholders' equity (capital deficiency)    (142,000)        14,000         747,000          457,000        1,204,000
                                                     ------------   ------------    -------------   --------------  -------------
     TOTAL  ......................................    $7,250,000     $8,604,000     $15,610,000      $   (543,000)    $15,067,000
                                                     ============   ============    =============   ==============  =============

                See accompanying notes to financial statements.

                              INTELLICELL CORP.

                           STATEMENTS OF OPERATIONS

                                                                                                        Nine Months Ended
                                                            Year Ended December 31,                       September 30,
                                                ----------------------------------------------   ------------------------------
                                                     1993            1994             1995            1995            1996
                                                 -------------   -------------    -------------   -------------   -------------
                                                                                                           (Unaudited)
Net sales (Note A)  ..........................    $20,496,000     $56,447,000      $69,850,000     $49,664,000     $65,989,000
Cost of sales  ...............................     19,846,000      54,402,000       67,485,000      47,982,000      62,852,000
                                                 -------------   -------------    -------------   -------------   -------------
Gross profit  ................................        650,000       2,045,000        2,365,000       1,682,000       3,137,000
Selling, general and administrative expenses .        647,000       1,505,000        1,877,000       1,442,000       2,025,000
                                                 -------------   -------------    -------------   -------------   -------------
Income from operations  ......................          3,000         540,000          488,000         240,000       1,112,000
Other income (expenses):
   Interest (expense) ........................        (35,000)        (37,000)         (67,000)        (50,000)       (279,000)
   Other income (loss) .......................         10,000         (66,000)         (19,000)        (19,000)
                                                 -------------   -------------    -------------   -------------   -------------
NET INCOME (LOSS) - HISTORICAL  ..............        (22,000)        437,000          402,000         171,000         833,000
Pro forma taxes (benefit) on income (loss)
   (Notes B(5) and J) ........................        (3,000)        180,000          166,000          72,000         336,000
                                                 -------------   -------------    -------------   -------------   -------------
PRO FORMA NET INCOME (LOSS)  .................   $    (19,000)    $   257,000     $    236,000     $    99,000     $   497,000
                                                 ============   =============    =============   =============   =============
Pro forma net income (loss) per share  .......   $       (.01)    $       .13     $        .12     $       .05     $       .24
                                                 =============   =============    =============   =============   =============
Weighted average common shares outstanding
   (Note B(6) .................................     2,030,000       2,030,000        2,030,000       2,030,000       2,030,000
                                                 =============   =============    =============   =============   =============


               See accompanying notes to financial statements.
>

                              INTELLICELL CORP.

      STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)




                                                                                Retained
                                          Common Stock          Additional      Earnings
                                    -------------------------    Paid-in      (Accumulated     Partners'    Due From
                                       Shares       Amount       Capital        Deficit)        Capital      Officer      Total
                                     -----------   ----------  ------------   -------------   -----------    --------     ------
Balance at January 1, 1993 ......                                                             $ 363,000                   $ 363,000
Distributions to partners .......                                                              (476,000)                   (476,000)
Net (loss) for the year .........                                                               (22,000)                    (22,000)
                                                                                             -----------                 -----------
Balance at December 31, 1993 ....                                                              (135,000)                   (135,000)
Distributions to partners for the two
  months ended February 28, 1994 .                                                              (31,000)                    (31,000)
Net income for the two months ended
  February 28, 1994  .............                                                               84,000                      84,000
                                                                                             -----------                 ----------
Balance at February 28, 1994 ....                                                               (82,000)                    (82,000)
Transfer of partnership's net
  liabilities to the Company and
  issuance of common stock (Note A)        200                                 $ (82,000)        82,000                       - 0 -
Distributions to stockholders for
  the ten months ended December 31,
  1994  ..........................                                              (413,000)                                  (413,000)
Net income for the ten months ended
  December 31, 1994  .............                                               353,000                                    353,000
                                     -----------                             -------------   -----------                 -----------
Balance at December 31, 1994 ....          200                                  (142,000)        - 0 -                     (142,000)
Distributions to stockholders ...                                               (166,000)                                  (166,000)
Capital contribution (Note F(1) .                 $100,000                                                                  100,000
Net income for the year .........                                                402,000                                    402,000
Advances to officer (Note G) ....                                                                            $(180,000)    (180,000)
                                     -----------   ----------                -------------   -----------    -----------  -----------
Balance at December 31, 1995 ....          200      100,000                       94,000         - 0 -        (180,000)      14,000
Distributions to stockholder ....                                               (100,000)                                  (100,000)
Net income for the nine months ended
  September 30, 1996  ............                                               833,000                                    833,000
To give retroactive effect to the
  10,150 for 1
  stock split (Note A) .  ........   2,029,800                                                                               - 0 -
                                     -----------   ----------                -------------   -----------    -----------  ----------
Balance at September 30, 1996 -
  historical (unaudited)  ........   2,030,000      100,000                      827,000         - 0 -        (180,000)     747,000
Pro forma adjustments: (unaudited)
  (Note M):
   Withdrawal of undistributed
     S corporation earnings ......                                               (747,000)                                 (747,000
   Reclassification of
     undistributed S corporation
     earnings upon the termination
     of S corporation status ....                               $  80,000        (80,000)                                    -0-
   Reorganization with $.01 par value
     common stock ...............                   (80,000)       80,000                                                   - 0 -
   Recording of deferred tax asset
     upon termination of the
     Company's status as an S
     corporation ................                                                204,000                                   204,000
   Stock to be issued as consideration
     for note payable ...........      223,464        2,000       998,000                                                1,000,000
   Shares acquired from officer as
     settlement of balance due from
     officer and retirement of such
     shares .....................      (36,000)                  (180,000)                                     180,000     - 0 -
                                     -----------   ----------  ------------  -------------   -----------    ----------- -----------
BALANCE AT SEPTEMBER 30, 1996 PRO
   FORMA (UNAUDITED)  ............   2,217,464     $ 22,000     $ 978,000      $ 204,000      $   -0-        $   -0-    $1,204,000
                                     ===========   ==========  ============  =============   ===========    =========== ===========


               See accompanying notes to financial statements.

                              INTELLICELL CORP.

                           STATEMENTS OF CASH FLOWS

                                                                                                              Nine Months Ended
                                                                   Year Ended December 31,                      September 30,
                                                        ---------------------------------------------  ----------------------------
                                                             1993           1994             1995           1995           1996
                                                         ------------   -------------    -------------   -----------  -------------
                                                                                                                 (Unaudited)
Cash flows from operating activities:
   Net income (loss) ................................. $  (22,000)    $   437,000      $   402,000     $ 171,000     $   833,000
   Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
     Depreciation and amortization  ..................     14,000          12,000            5,000         4,000          52,000
     Provision for doubtful accounts  ................     18,000         297,000          305,000       229,000         319,000
     Provision for inventory obsolescence  ...........     55,000         209,000          123,000       123,000          54,000
     Acquisition of marketable securities  ...........   (136,000)       (927,000)
     Proceeds from sale of marketable securities  ....    130,000         801,000           57,000        57,000
     Loss (gain) on marketable securities  ...........    (10,000)         66,000           19,000        19,000
     Changes in operating assets and liabilities:
        (Increase) in accounts receivable ............   (942,000)     (2,165,000)      (1,588,000)     (511,000)     (2,346,000)
        (Increase) in inventories ....................   (743,000)     (2,530,000)         (78,000)     (448,000)     (1,523,000)
        Deposits for purchases of inventory ..........                                                                (1,445,000)
        (Increase) decrease in prepaid expenses
          and other current assets  ..................                    (50,000)          29,000         3,000        (173,000)
        (Increase) in other assets ...................                     (8,000)         (84,000)      (83,000)         (4,000)
        Increase in accounts payable and accrued
         expenses.....................................  1,294,000       5,219,000        1,056,000       355,000       4,088,000
                                                      ------------  -------------    -------------    ----------   -------------
          Net cash provided by (used in) operating
             activities ..............................   (342,000)     1,361,000           246,000       (81,000)       (145,000)
                                                     ----------------   -------------    -------------   -----------  -------------
Cash flows from investing activities:
   Acquisition of fixed assets .......................     (5,000)       (21,000)          (44,000)       (1,000)        (16,000)
   Advances to officer ...............................                   (48,000)         (324,000)     (181,000)
   Proceeds from repayments by officer ...............     31,000                                                        174,000
   Loans to employees and third parties ..............                                    (211,000)      (57,000)
   Proceeds from repayments by employees and third
    parties ..........................................     11,000                                                        211,000
                                                         ------------   -------------    -------------   ----------- -------------
          Net cash provided by (used in) investing
             activities ..............................     37,000        (69,000)         (579,000)      (239,000)       369,000
                                                         ------------   -------------    -------------   ----------- -------------
Cash flows from financing activities:
   Bank overdraft ....................................    451,000       (451,000)           96,000        183,000        (96,000)
   Advances under credit facility ....................                                                                 3,582,000
   Proceeds from loans payable .......................    484,000        445,000           490,000        390,000
   Payments of loans payable .........................   (154,000)      (484,000)         (445,000)      (445,000)    (1,301,000)
   Distributions to stockholders .....................   (476,000)      (444,000)         (166,000)      (166,000)      (100,000)
   Deferred financing costs ..........................                                                                  (176,000)
   Deferred registration costs .......................                                                                  (496,000)
                                                         ------------   -------------    -------------   -----------  ------------
          Net cash provided by (used in) financing
             activities ..............................    305,000       (934,000)          (25,000)       (38,000)     1,413,000
                                                         ------------   -------------    -------------   ----------- -------------
NET INCREASE (DECREASE) IN CASH  .....................     - 0 -         358,000          (358,000)      (358,000)     1,637,000
Cash -- beginning of period  .........................     - 0 -          - 0 -            358,000        358,000        - 0 -
                                                         ------------   -------------    -------------   -----------  -------------
CASH -- END OF PERIOD  ...............................  $  - 0 -       $ 358,000         $  - 0 -       $  - 0 -     $ 1,637,000
                                                         ============   =============    =============   =========== =============
Supplemental disclosures of cash flow information:
   Cash paid for interest ............................ $   35,000     $   37,000      $    67,000       $  50,000    $   252,000
   Cash paid for state S corporation taxes ...........                     9,000            5,000           4,000
Supplemental schedule of noncash financing activities:
   Conversion of trade payable into loan payable                              2,000,000
   (Note E(2) Goodwill recorded in connection with shares
     purchased by officer (Note F(1)  ...............                                     100,000
   Converson of trade receivable into note reeceivable (Note
     reeceivable (Note D)  .............................................

               See accompanying notes to financial statements.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (UNAUDITED WITH RESPECT TO DATA AS OF
           SEPTEMBER 30, 1996 AND FOR THE NINE-MONTH PERIODS ENDED
                  SEPTEMBER 30, 1995 AND SEPTEMBER 30, 1996)

(NOTE A) -- THE COMPANY AND BASIS OF PRESENTATION:


   Cellular Telecom Corporation (d/b/a Intellicell Corp.), (the "Company") is engaged in the wholesale distribution of cellular telephones and accessories. The Company was organized under the laws of the State of California in March 1994 under the name Cellular Telecom Corporation, as successor to the wholesale distribution business of Cellular Telecom Partnership (the "Partnership"), a California general partnership organized in 1991 to engage in the retail and wholesale distribution of cellular products and accessories. In March 1994, the Partnership, in effect, transferred all of the assets, subject to the liabilities (which exceeded the assets by $82,000), of its wholesale distribution business to the Company in exchange for which the partners of the Partnership received all of the outstanding shares of common stock of the Company. The ownership percentages of each owner in the Partnership and the Company before and immediately after this transaction were the same. As such, the Company accounted for this transaction as a combination of entities under common control similar to a pooling of interests. The Partnership, which had the same ownership as the Company, continued its retail operations through August 1996, at which time it was dissolved.


   In October 1996, the Company effected a 10,150 for 1 stock split. The financial statements give retroactive effect to this transaction as if it occurred on September 30, 1996.

   The Company intends to reorganize under the laws of the State of Delaware and change its name to Intellicell Corp. on or prior to the date of the proposed initial public offering of the Company's common stock. The Company's authorized capital stock will consist of 15,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share. The pro forma balance sheet and footnotes give effect to the reorganization (see Note M).

   The financial statements for the years ended December 31, 1993 and December 31, 1994 include the operations of the wholesale division of the Partnership through February 28, 1994. All applicable costs and expenses were allocated from the Partnership based on the specific identification method, which in management's opinion reasonably matches all significant costs and expenses to the operations of the wholesale division of the Partnership.

   The financial information presented for the nine-month periods ended September 30, 1995 and September 30, 1996 is unaudited, but in the opinion of management contains all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such financial information. Results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years.

(NOTE B) -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

[1] USE OF ESTIMATES:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] MARKETABLE SECURITIES:

   The Company's marketable securities, which are classified as trading securities, are reported at fair value and unrealized gains and losses are included in income (loss).

[3] INVENTORIES:


   Inventories, consisting of cellular telephones and accessories, are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                   September 30, 1995 and September 30, 1996)

(NOTE B) -- Summary of Significant Accounting Policies:  - (Continued)

[4] PROPERTY AND EQUIPMENT:

   Property and equipment are stated at cost. Depreciation is computed using the declining balance method over the 5 year useful lives of the assets.

[5] INCOME TAXES:

   The Company has elected to be treated as an S corporation under the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the historical financial statements. Prior to or upon completion of its proposed initial public offering, the Company will terminate its election as an S corporation and will be subject to both federal and state income taxes. See Note J for pro forma information regarding the income tax provisions which would have been recorded if the Company had been a taxable corporation, based on the tax laws in effect during those periods.

[6] NET INCOME (LOSS) PER SHARE OF COMMON STOCK:

   Net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each period, after giving retroactive effect to the Company's incorporation and the stock split, both described in Note A, as if they had occurred on January 1, 1993. Therefore, in calculating net income (loss) per common share, the shares outstanding (2,030,000) have been treated as being outstanding for the entirety of the periods before the public offering.

[7] CONCENTRATION OF CREDIT RISK AND SUPPLIER RISK:

   Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and interest-bearing cash. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers' financial condition while requiring no collateral. Customers that have not been extended credit by the Company are on a cash-on-delivery basis only.

   The Company maintains substantially all of its cash in one commercial bank.

   See Note I[4] for details of concentration of suppliers.

[8] FAIR VALUES OF FINANCIAL INSTRUMENTS:

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts of cash, trade receivables, other current assets, trade accounts payable, loans payable and accrued expenses approximate fair value because of the short maturity of those instruments.

[9] AMORTIZATION OF INTANGIBLE ASSETS:

   Deferred financing costs are being amortized on a straight-line basis over the two year term of the revolving credit facility.

   Goodwill is being amortized on a straight-line basis over a ten-year period.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                   September 30, 1995 and September 30, 1996)

(NOTE B) -- Summary of Significant Accounting Policies:  - (Continued)

[10] STOCK-BASED COMPENSATION:

   The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and is required to make disclosures of pro forma net income and earnings per share in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123").

(NOTE C) -- PROPERTY AND EQUIPMENT:

   Property and equipment are summarized as follows:

                                     December 31,
                                -------------------------      September 30,
                                  1994           1995               1996
                                ---------      ---------       ---------------
                                                                (Unaudited)
Furniture and fixtures  .       $15,000         $20,000           $25,000
Computer equipment  .....        16,000          53,000            60,000
Other equipment  ........         5,000           8,000             8,000
Leasehold improvements  .                                           3,000
                                ---------      ---------       ---------------
    T o t a l  ..........        36,000          81,000            96,000
Accumulated depreciation.        11,000          16,000            28,000
                                ---------      ---------       ---------------
    B a l a n c e  ......       $25,000         $65,000           $68,000
                                =========      =========       ===============


(NOTE D) -- NOTE RECEIVABLE:

   In October 1996, the Company converted $555,000 of trade receivables from one of its major customers into a note receivable. The note, which is not collateralized, bears interest at a rate of 10% per annum and is due in five equal monthly payments of principal and interest of approximately $114,000 beginning in November 1996.

(NOTE E) -- CREDIT FACILITY AND LOANS PAYABLE:

[1] CREDIT FACILITY:

   In June 1996, the Company entered into a revolving line of credit agreement with a finance company, which expires in June 1998 and provides for borrowings of up to a maximum of $7,500,000 based on certain percentages, described in the agreement, of eligible accounts receivable and inventories. Borrowings under the agreement bear interest at prime rate plus one and three-quarters percent (1.75%) per annum. At September 30, 1996 the Company was paying interest on advances at a rate of 10% per annum. The credit facility is collateralized by substantially all of the assets of the Company. The agreement prohibits the Company from paying dividends or incurring additional indebtedness except for trade indebtedness and requires the Company to maintain certain levels of tangible net worth and working capital commencing on the closing of the proposed initial public offering and thereafter. The revolving line of credit is guaranteed up to $500,000 by the principal stockholder of the Company. At September 30, 1996 $3,582,000 was due under the credit facility.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                   September 30, 1995 and September 30, 1996)

(NOTE E) -- Credit Facility and Loans Payable:  - (Continued)

[2] LOANS PAYABLE:

   Loans payable consist of the following:



                                              December 31,
                                       --------------------------     September 30,
                                           1994          1995             1996
                                        ----------   ------------    ---------------
                                                                      (unaudited)
Loan payable -- Brightpoint,
   Inc. (a) .........................                 $2,000,000       $1,189,000
Loan payable -- other (b)  ..........    $445,000        490,000
                                        ----------   ------------    ---------------
                                         $445,000     $2,490,000       $1,189,000
                                        ==========   ============    ===============



   (a) In December 1995, the Company converted $2,000,000 of its trade payable balance to Brightpoint, Inc. ("Brightpoint") (see Notes I[3] and I[4]) into a loan payable bearing interest at a rate of approximately 9.1% per annum and repayable in twelve monthly payments of $175,000. In July 1996, the Company issued a $1,189,000 note payable (the "Brightpoint Note") to Brightpoint in order to satisfy the outstanding balance of the loan payable. The Brightpoint Note bears interest at a rate of 9.1% per annum and is due on December 31, 1996. $1,000,000 of the principal amount of the Brightpoint Note automatically converts into 223,464 shares of common stock at $4.475 per share on the effective date of the proposed initial public offering. If $1,000,000 of the amounts due to Brightpoint had been converted to stock on January 1, 1995 there would be no effect on pro forma net income per share for the year ended December 31, 1995 or the nine months ended September 30, 1996. Additionally, at December 31, 1994, December 31, 1995 and September 30, 1996 the Company owed approximately $3,036,000, $2,009,000 and $5,158,000, respectively, in trade payables to Brightpoint.

   (b) Loans payable -- other, consists of unsecured loans payable bearing interest from 10% to 12% per annum, with principal payable on demand.

(NOTE F) -- STOCKHOLDERS' EQUITY:

[1] COMMON STOCK:

   In March 1994, 100 shares of the Company's common stock were issued to each of its two stockholders, one of whom is the Company's President and Chief Executive Officer (the "President"). In August 1995, pursuant to a stockholders' agreement, the President purchased all of the shares owned by the other stockholder for an aggregate of $115,000 and agreed to assume all guarantees made to suppliers by the other stockholder on behalf of the Company. In connection therewith, goodwill in the amount of $100,000 was recorded for the excess of the amount paid over the proportionate share of the net assets obtained by the President.

   See Note A for details of the Company's stock split and intended reorganization.

[2] STOCK OPTION PLAN:

   In October 1996, the Company adopted a stock option plan (the "1996 Plan"), pursuant to which, as amended, options to purchase up to 385,000 shares of common stock may be granted as either incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended, or nonqualified stock options. ISOs may be granted under the 1996 Plan to employees and officers of the Company. Nonqualified stock options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. The 1996 Plan is administered by a committee of the Board of Directors which, within the limitations of the 1996 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                   September 30, 1995 and September 30, 1996)

(NOTE F) -- Stockholders' Equity:  - (Continued)

[2] STOCK OPTION PLAN: -- (CONTINUED)

option, whether the options are intended to be ISOs, the duration and rate of exercise of each option, the exercise price and manner of exercise, and the time, manner and form of payment upon exercise of an option. Options granted under the 1996 Plan may not be granted at a price less than the fair market value of the common stock on the date of grant and will expire not more than ten years from the date of grant. Subsequent to September 30, 1996, the Company agreed to issue under the 1996 Plan options to purchase 245,250 shares of common stock at $5.00 per share, 50,000 of which are subject to approval from the Board of Directors.

[3] OTHER STOCK OPTIONS:

   In October 1995, the President granted to an employee options to purchase 217,000 of his (split adjusted) shares of common stock at $1.00 per share. The options will vest as to one third in each of October 1997, 1998 and 1999. Management believes that the exercise price of these options reflects the fair value of the stock on the date of grant, and accordingly, no compensation has been recorded.

   In addition, subsequent to September 30, 1996 the Company agreed to issue to other individuals options to purchase 65,000 shares of common stock at $5.00 per share (see Note K).

   The Company has determined that accounting for stock-based compensation under SFAS 123 would not have a significant effect on pro forma net income or pro forma net income per share for the year ended December 31, 1995 or for the nine months ended September 30, 1996.

[4] WARRANTS:

   Pursuant to the revolving line of credit agreement, the Company has agreed to grant to the finance company, upon consummation of the initial public offering, warrants to purchase 15,000 shares of common stock at an exercise price equal to the per share public offering price. The fair value of these warrants, which management estimates to be $15,000 or $1.00 per warrant, will be charged to operations over the remaining term of the agreement (see Note E[1]).

(NOTE G) -- DUE FROM OFFICER:

   At the completion of the proposed initial public offering the Company will purchase from the President 36,000 shares of his common stock of the Company to retire $180,000 of his indebtedness to the Company. These shares will be retired by the Company at the time they are acquired. The portion of the balance due from officer which will be settled through this stock purchase has been classified as a component of stockholders' equity. The portion classified as a current asset reflects amounts which have been or are to be repaid to the Company (see Note K).

(NOTE H) -- PROPOSED PUBLIC OFFERING:

   The Company has signed a letter of intent with an underwriter with respect to a proposed public offering of the Company's securities. There is no assurance that such offering will be consummated. In connection therewith, the Company anticipates incurring substantial costs, which, if the offering is not consummated, will be charged to expense.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                  September 30, 1995 and September 30, 1996)

(NOTE I) -- COMMITMENTS, CONTINGENCIES AND OTHER MATTERS:

[1]  OPERATING LEASES:

   The Company currently leases its office and warehouse facility on a month-to-month basis. Rent expense for the years ended December 31, 1993, December 31, 1994 and December 31, 1995 and for the nine months ended September 30, 1996 was $38,000, $82,000, $73,000 and $61,000, respectively.

[2] EMPLOYMENT AGREEMENTS AND OFFICERS' SALARIES:

   During the years ended December 31, 1993, December 31, 1994 and December 31, 1995 and the nine months ended September 30, 1996, officers' salaries, which principally represent salaries of the stockholders of the Company, aggregated $75,000, $100,000, $150,000 and $54,000, respectively.

   The Company has an oral employment agreement with the President which provides for a three-year term, effective upon the consummation of the initial public offering, and minimum annual compensation of $72,000 and such bonus as the Board of Directors may from time to time determine.

   The Company has an employment agreement with an officer for a three-year term which commenced on July 1, 1996 and provides for minimum annual compensation of $70,000 and such bonus as the Board of Directors may from time to time determine and the granting of options to purchase up to an aggregate of 50,000 shares of common stock at an exercise price equal to the per share public offering price. The options are exercisable as to one-third of the shares covered thereby on the first, second and third anniversaries of the date on which they are granted.

   The Company also has an employment agreement with an employee which becomes effective upon the consummation of the initial public offering and provides for a three-year term and annual compensation of $132,000. This employee has options to purchase 217,000 shares of the President's common stock (see Note F [3]).

[3] MAJOR CUSTOMERS:

   During the year ended December 31, 1995 and the nine months ended September 30, 1996, Brightpoint accounted for 10% and 18%, respectively, of the Company's sales. During the years ended December 31, 1993, December 31, 1994 and December 31, 1995 and the nine months ended September 30, 1996 one other customer accounted for 21%, 32%, 25% and 18%, respectively, of the Company's sales.

[4] CONCENTRATION OF SUPPLIERS:

   The Company is dependent on third-party equipment manufacturers and distributors for all of its supply of cellular telephones and accessories. Brightpoint accounted for 33%, 28% and 27% of the Company's purchases during the years ended December 31, 1994 and December 31, 1995 and the nine months ended September 30, 1996, respectively. One other supplier accounted for 32% of the Company's purchases during the year ended December 31, 1993.

   The Company obtains substantially all of its proprietary accessory products from manufacturers in Taiwan and is dependent on such manufacturers to provide sufficient quantities of products on favorable terms.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                   September 30, 1995 and September 30, 1996)

(NOTE I) -- Commitments, Contingencies and Other Matters:  - (Continued)

[5] LITIGATION:

   In October 1996, an action was filed against the Company seeking a judgement to cancel the Company's trademark registration for the name "Intellicell". The action is in a preliminary stage and the Company is unable to determine the outcome of the action. Although the Company intends to vigorously defend this action, there can be no assurance that such action will be resolved in a manner favorable to the Company.

(NOTE J) -- PRO FORMA INCOME TAXES (BENEFIT):

   As a result of the S corporation election, the financial statements do not include a provision for federal and state income taxes. Upon completion of the proposed initial public offering, the S corporation election will be terminated and the Company will be subject to federal and state income taxes. Accordingly, pro forma net income in the accompanying statements of operations includes pro forma adjustments for income taxes which would have been provided had the S corporation election not been in effect and is comprised of the following:

                                                                                   Nine Months Ended
                                              Year Ended December 31,                September 30,
                                      --------------------------------------   -------------------------
                                          1993          1994         1995         1995          1996
                                       -----------   ----------    ----------   ----------   -----------
                                                                                      (Unaudited)
Current:
   Federal .........................     $(1,000)     $161,000     $164,000     $ 83,000      $ 354,000
   State ...........................      (1,000)       49,000       50,000       25,000        107,000
                                       -----------   ----------    ----------   ----------   -----------
                                          (2,000)      210,000      214,000      108,000        461,000
                                       -----------   ----------    ----------   ----------   -----------
Deferred:
   Federal .........................      (1,000)      (25,000)     (41,000)     (31,000)      (106,000)
   State ...........................                    (5,000)      (7,000)      (5,000)       (19,000)
                                       -----------   ----------    ----------   ----------   -----------
                                          (1,000)      (30,000)     (48,000)     (36,000)      (125,000)
                                       -----------   ----------    ----------   ----------   -----------
Pro forma taxes (benefit) on income .    $ (3,000)    $180,000     $166,000     $ 72,000      $ 336,000
                                       ===========   ==========    ==========   ==========   ===========


   The difference between pro forma income taxes at the statutory federal income tax rate of 15% in 1993 and 34% in 1994, 1995 and 1996 and pro forma income taxes reported in the statements of operations are as follows:

                                                                                       Nine Months Ended
                                                   Year Ended December 31,               September 30,
                                            -------------------------------------   -----------------------
                                                1993         1994         1995         1995         1996
                                             ----------   ----------    ----------   ---------   ----------
                                                                                          (Unaudited)
Income taxes (benefit) at the federal
  statutory rate .........................    $(3,000)     $152,000     $139,000     $60,000      $283,000
State income taxes (benefit), net of
  federal taxes ..........................     (2,000)       27,000       25,000      10,000        50,000
Effect of change in tax rates on reversal
  of prior years deferred items ..........                   (2,000)
Nondeductible expenses  ..................      2,000         3,000        2,000       2,000         3,000
                                             ----------   ----------    ----------   ---------   ----------
                                              $(3,000)     $180,000     $166,000     $72,000      $336,000
                                             ==========   ==========    ==========   =========   ==========



   Deferred income taxes are primarily the result of temporary differences between income tax and financial reporting resulting from certain expenses for financial reporting purposes that will be deductible for income tax purposes in future years.

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
                   September 30, 1995 and September 30, 1996)

(NOTE J) -- Pro Forma Income Taxes (Benefit):  - (Continued)

   The pro forma income tax asset of $204,000 at September 30, 1996 is attributable to the allowance for doubtful accounts.

   Upon termination of the S corporation election, the deferred item will be utilized in the computation of income taxes in future accounting periods when applicable.

(NOTE K) -- RELATED PARTY TRANSACTIONS:

   The retail division of the Partnership described in Note A was a customer of the Company. For the years ended December 31, 1993, December 31, 1994 and December 31, 1995, the Company sold approximately $126,000, $93,000 and $42,000, respectively, of cellular products to the Partnership at cost. The Company made no sales to the Partnership during the nine months ended September 30, 1996. In August 1996, the Partnership was dissolved and all amounts due from the Partnership were assumed by the President.

   During the years ended December 31, 1993, December 31, 1994, December 31, 1995 and the nine months ended September 30, 1996 the Company sold approximately $86,000, $134,000, $675,000 and $368,000, respectively, of cellular products to a company which is owned by the President's brother.

   Subsequent to September 30, 1996 the Company agreed to issue options to purchase 35,000 shares of Common Stock to the brother of the President at $5.00 per share. The Company agreed to grant these options, which management determined have a fair value of $1.00 per option, as compensation for introducing the Company to one of its suppliers. Accordingly, $35,000 will be charged to operations upon the issuance of such options.

(NOTE L) -- SUBSEQUENT EVENTS:

   Distribution of S corporation retained earnings:

   The Company intends to distribute to the President upon or prior to the completion of the proposed initial public offering, an amount equal to substantially all of the Company's undistributed S corporation earnings.

(NOTE M) -- PRO FORMA (UNAUDITED):

   A pro forma balance sheet is presented to reflect the following transactions as if they had occurred on September 30, 1996:

     (1) The distribution to the President of substantially all of the Company's undistributed S corporation earnings (Note L);

     (2) The reclassification of undistributed S corporation earnings to additional paid-in capital upon the termination of the Company's status as an S corporation;

     (3) The intended reorganization as a Delaware corporation with $.01 par value common stock;

     (4) The recording of a deferred tax asset upon the termination of the Company's status as an S corporation (Note J);

     (5) The issuance of 223,464 common shares as consideration for cancelling indebtedness of $1,000,000 (Note E[2]); and

     (6) The acquisition and retirement of 36,000 common shares from the President as settlement of $180,000 of the balance due from such officer (Note G).

                              INTELLICELL CORP.

                        NOTES TO FINANCIAL STATEMENTS
                    (Unaudited with respect to data as of
           September 30, 1996 and for the nine-month periods ended
          September 30, 1995 and September 30, 1996)  - (Continued)

(NOTE M) -- Pro Forma (Unaudited):  - (Continued)

   The pro forma balance sheet is not necessarily indicative of what the actual financial position of the Company would have been had the transactions described above occurred at September 30, 1996, nor does it purport to represent the future financial position of the Company. In the opinion of the Company's management, all adjustments necessary to present fairly such pro forma unaudited balance sheet have been made.

=============================================================================

   No dealer, salesperson or any other person has been authorized to give any information or to make representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus is correct as of any time subsequent to the dates as of which such information is given.


                              TABLE OF CONTENTS


                                                                      Page
                                                                    --------
Prospectus Summary  ............................................       3
Risk Factors  ..................................................       6
Use of Proceeds  ...............................................      13
Dividend Policy  ...............................................      14
Dilution  ......................................................      14
Capitalization  ................................................      15
Selected Financial Data  .......................................      16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...................................................      17
Business  ......................................................      22
Management  ....................................................      29
Principal Stockholders  ........................................      32
Certain Transactions  ..........................................      33
Description of Securities  .....................................      33
Shares Eligible for Future Sale  ...............................      34
Underwriting  ..................................................      36
Legal Matters  .................................................      37
Experts  .......................................................      37
Additional Information  ........................................      38
Index to Financial Statements  .................................     F-1



   Until January 11, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


=============================================================================

=============================================================================


                               2,000,000 SHARES





                                     LOGO





                                 COMMON STOCK










                                    ------
                                  PROSPECTUS
                                    ------






                          SANDS BROTHERS & CO., LTD.










                              December 17, 1996




=============================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration  .........................................       $  4,489.91
NASD fee  .................................................          2,093.39
Nasdaq listing fee  .......................................         10,000.00
Printing and engraving costs  .............................         50,000.00
Legal fees and expenses  ..................................        150,000.00
Accounting fees and expenses  .............................        500,000.00
Blue Sky fees and expenses  ...............................         40,000.00
Transfer agent and registrar fees and expenses.............          3,500.00
Miscellaneous  ............................................       $ 39,916.70
                                                                  ------------
  Total  ..................................................       $800,000.00
                                                                  ============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

   Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

   Article Nine of the Company's Certificate of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

   Article Ten of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders' (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing-violation of law; (iii) under Section 174 of the General Corporation of Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

   Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

   Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the Underwriters agree to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   The Company issued 2,030,000 shares of Common Stock to Mr. Ben Neman pursuant to a reincorporation in a transaction exempt from registration under
Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS.

   (a)Exhibits



   Exhibit
   Number     Description
 -----------   -----------
     1.1      Underwriting Agreement*
     3.1      Certificate of Incorporation
     3.2      Certificate of Merger and Plan and Agreement of Merger, between Cellular Telecom Corporation, a California corporation, and the Registrant
     3.3      Bylaws
     4.1      Specimen form of Common Stock Certificate
     4.2      Form of Representative's Warrant Agreement
     5.1      Opinion of Tenzer Greenblatt LLP
    10.1      Form of 1996 Stock Option Plan of Registrant
    10.2      Form of Employment Agreement between the Registrant and Ben Neman
    10.3      Form of Employment Agreement between the Registrant and James E. Bunting
    10.4      Lease Agreement between the Registrant and California Cosmetics
    10.5      Credit Facility and Security Agreement, dated June 18, 1996, by and between the Registrant and CIT Group/Credit
              Finance, Inc., and related documents
    23.1      Consent of Tenzer Greenblatt LLP (included in Exhibit 5.1)
    23.2      Consent of Richard A. Eisner & Company, LLP
    24.1      Power of Attorney (included in the Registration Statement)


------
* Filed herewith

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser, and:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

     (3) To remove by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrar pursuant to any arrangement, provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (4) The undersigned Registrant hereby undertakes that:

       (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or 47(h) under the Securities Act is part of this Registration Statement as of the time it was declared effective.

       (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and has duly caused Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, in the City of Van Nuys, State of California, on the 17th day of December, 1996.
                                            INTELLICELL CORPORATION

                                            By: /s/ Ben Neman
                                            ---------------------------------
                                                Ben Neman, President


   KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ben Neman and James E. Bunting, jointly and severally, as his true and lawful attorney-in-fact and agent, each will full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in- fact or agent or substitute lawfully does or causes to be done by virtue hereof.


   Pursuant to the requirements of the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 to this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated:

              Signature                                Title                          Date
             -----------                               -----                          -----
/s/ Ben Neman
------------------------------------  Chairman of the Board; President          December 17, 1996
Ben Neman                             and Chief Executive Officer
                                      (Principal Executive Officer)
               *
------------------------------------  Executive Vice President;                 December 17, 1996
James E. Bunting                      Chief Operating Officer;
                                      Chief Financial Officer
                                      (Principal Accounting Officer)
                                      and Director

               *
------------------------------------  Director                                  December 17, 1996
Vinay Sharma

                                      Director                                  December   , 1996
------------------------------------
Elliot B. Broidy


*By:   /s/ Ben Neman
    -------------------------------
    Ben Neman, as Attorney-in-Fact

                  REPORT OF INDEPENDENT AUDITORS OF SCHEDULE

To the Board of Directors of
 Cellular Telecom Corporation
 (d/b/a Intellicell Corp.)

   The audits referred to in our report dated September 13, 1996 (with respect to Note I[5], October 7, 1996; with respect to the second paragraph of Note A, October 18, 1996; with respect to Notes F[2], and I[2], October 31, 1996) included Schedule II for each of the years in the three-year period ended December 31, 1995.

   In our opinion, such schedule presents fairly the information set forth therein in compliance with the applicable accounting regulation of the Securities and Exchange Commission.



Richard A. Eisner & Company, LLP


New York, New York
September 13, 1996

                                                                   SCHEDULE II

                              INTELLICELL CORP.

                      VALUATION AND QUALIFYING ACCOUNTS


-----------------------------------------------------------------------------------------------------------------------

                Column A                    Column B               Column C               Column D        Column E
 ---------------------------------------   -----------  ----------------------------    -------------   ------------
                                                                  Additions
                                                        ----------------------------
                                                             (1)            (2)
                                             Balance    ----------------------------
                                             at the
                                            Beginning     Charged to     Charged to                      Balance at
                                             of the       Costs and         Other                        the End of
               Description                   Period        Expenses       Accounts       Deductions      the Period
 ---------------------------------------   -----------   ------------    ------------   -------------   ------------
For the year ended December 31, 1993:
   Allowance for doubtful accounts .....                   $ 18,000                      $  8,000 (A)     $ 10,000
For the year ended December 31, 1994:
   Allowance for doubtful accounts .....    $ 10,000        297,000                       227,000 (A)       80,000
For the year ended December 31, 1995:
   Allowance for doubtful accounts .....      80,000        305,000                       185,000 (A)      200,000
For the nine months ended September 30,
   1996 (unaudited):
   Allowance for doubtful accounts .....     200,000        319,000                         8,000 (A)      511,000


(A) Accounts written off.

                                EXHIBIT INDEX

   Exhibit
   Number     Description                                                                                 Page
 -----------  ------------                                                                             --------

     1.1      Underwriting Agreement*
     3.1      Certificate of Incorporation
     3.2      Certificate of Merger and Plan and Agreement of Merger, between Cellular Telecom Corporation, a California corporation, and the Registrant
     3.3      Bylaws
     4.1      Specimen form of Common Stock Certificate
     4.2      Form of Representative's Warrant Agreement
     5.1      Opinion of Tenzer Greenblatt LLP
    10.1      Form of 1996 Stock Option Plan of Registrant
    10.2      Form of Employment Agreement between the Registrant and Ben Neman
    10.3      Form of Employment Agreement between the Registrant and James E. Bunting
    10.4      Lease Agreement between the Registrant and California Cosmetics
    10.5      Credit Facility and Security Agreement, dated June 18, 1996, by and between the Registrant and CIT Group/Credit Finance, Inc., and related documents
    23.1      Consent of Tenzer Greenblatt LLP (included in Exhibit 5.1)
    23.2      Consent of Richard A. Eisner & Company, LLP
    24.1      Power of Attorney (included in the Registration Statement)

------
* Filed herewith